        As filed with the Securities and Exchange Commission on March [2], 1998.
                                                      Registration No. 333-xxxxx
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                         SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C. 20549

                                    -----------

                                      FORM S-6

              REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                                    -----------

                    LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT
                               (Exact Name of Trust)

                            LINCOLN BENEFIT LIFE COMPANY
                                (Name of Depositor)
                               206 South 13th Street
                              Lincoln, Nebraska 68508
           (Complete Address of Depositor's Principal Executive Offices)
                                    John Morris
                            LINCOLN BENEFIT LIFE COMPANY
                               206 South 13th Street
                              Lincoln, Nebraska 68508

                  (Name and Complete Address of Agent for Service)
          Copy to:
          Joan E. Boros, Esquire
          Jordan Burt Boros Cicchetti Berenson & Johnson
          1025 Thomas Jefferson Street, N.W.
          Washington, D.C.  20007-5201

Securities being offered -- flexible premium variable universal life insurance policies.

                                    -----------

Approximate date of proposed public offering: as soon as practicable after the effective date of this registration statement.

The registrant hereby declares that it is registering an indefinite amount of securities pursuant to Rule 24f-2 under the Investment Company Act of 1940.
The registrant hereby amends this registration statement on such dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

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                        CROSS REFERENCE SHEET TO PROSPECTUS

Cross reference sheet pursuant to Rule 404(c) showing location in Prospectus of information required by Items of Form N-8B-2.

Item Number in Form N-8B-2                              Caption in Prospectus
--------------------------                              ---------------------

                      ORGANIZATION AND GENERAL INFORMATION


1.   (a)  Name of trust . . . . . . . . . . . . . . .   Cover, Definitions

     (b)  Title of each class of securities issued  .   Cover, Purchase of
                                                        Policy and Allocation
                                                        of Premiums

2.   Name & address of each depositor . . . . . . . .   Cover, Lincoln Benefit
                                                        Life Company

3.   Name & address of custodian  . . . . . . . . . .   Separate Account

4.   Name & address of principal underwriter  . . . .   Distribution of
                                                        Policies

5.   State in which organized . . . . . . . . . . . .   Separate Account

6.   Date of organization . . . . . . . . . . . . . .   Separate Account

9.   Material litigation  . . . . . . . . . . . . . .   Legal Proceedings

         GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST

GENERAL INFORMATION CONCERNING SECURITIES AND RIGHTS OF HOLDERS

10.  (a), (b)Type of Securities . . . . . . . . . . .   Cover, Purchase of
                                                        Policy and Allocation
                                                        of Premiums

     (c)  Rights of securityholders . . . . . . . . .   Cover, Amount Payable
          re: withdrawal or redemption                  on Surrender of the
                                                        Policy, Policy Loans,
                                                        Cancellation and
                                                        Exchange Rights

     (d)  Rights of securityholders . . . . . . . . .   Cover, Cancellation
          re: conversion, transfer or partial           and Exchange Rights,
          withdrawal                                    Amount Payable on
                                                        Surrender of the
                                                        Policy, Partial
                                                        Withdrawals,
                                                        Allocation Of
                                                        Premiums, Transfer of
                                                        Policy Value

     (e)  Rights of securityholders . . . . . . . . .   Lapse and
          re: lapses, default, & reinstatement          Reinstatement

     (f)  Provisions re: voting rights  . . . . . . .   Voting Rights

     (g)  Notice to securityholders . . . . . . . . .   Statements to Policy
                                                        Owners

     (h)  Consent of Securityholders  . . . . . . . .   Additions, Deletions
                                                        or Substitutions of
                                                        Securities, Allocation
                                                        of Premiums

     (i)  Other principal features  . . . . . . . . .   Deductions and
                                                        Charges, Policy
                                                        Benefits and Rights,
                                                        Policy Value

INFORMATION CONCERNING SECURITIES UNDERLYING TRUST'S SECURITIES

11.  Unit of specified securities in which security
     holders have an interest . . . . . . . . . . . .   Cover, Portfolios

12.  (a)-(d) Name of company, name & address of its
     custodian  . . . . . . . . . . . . . . . . . . .   Cover, Portfolios

INFORMATION CONCERNING LOADS, FEES, CHARGES & EXPENSES

13.  (a)  With respect to each load, fee, charge &
          expense . . . . . . . . . . . . . . . . . .   Deductions and Charges

     (b)  Deductions for sales charges  . . . . . . .   Premium Tax Charge and
                                                        Premium Expense
                                                        Charge, Surrender
                                                        Charge

     (c)  Sales load as percentage
          of amount invested. . . . . . . . . . . . .   Premium Tax Charge and
                                                        Premium Expense
                                                        Charge, Surrender
                                                        Charge

     (d)-(g) Other loads, fees & expenses . . . . . .   Monthly Deduction,
                                                        Premium Tax Charge and
                                                        Premium Expense
                                                        Charge, Mortality and
                                                        Expense Risk Charge,
                                                        Transfer Fee, Policy
                                                        Fee, Portfolio
                                                        Expenses

INFORMATION CONCERNING OPERATION OF TRUST

14.  Procedure for applications for & issuance of
     trust's securities . . . . . . . . . . . . . . .   Application for a
                                                        Policy, Allocation of
                                                        Premiums, Distribution
                                                        of Policies

15.  Procedure for receipt of payments from purchases
     of trust's securities  . . . . . . . . . . . . .   Application for a
                                                        Policy, Allocation of
                                                        Premiums, Premiums,
                                                        Safety Net Premium,
                                                        Transfer of Policy
                                                        Value

16.  Acquisition and disposition of underlying
     securities . . . . . . . . . . . . . . . . . . .   Cover, Portfolios


17.  (a)  Procedure for withdrawal  . . . . . . . . .   Cover, Amount Payable
                                                        on Surrender of the
                                                        Policy, Partial
                                                        Withdrawals,
                                                        Cancellation and
                                                        Exchange Rights

     (b)  Redemption or repurchase  . . . . . . . . .   Cover, Amount Payable
                                                        on Surrender of the
                                                        Policy, Partial
                                                        Withdrawals,
                                                        Cancellation and
                                                        Exchange Rights

     (c)  Cancellation or resale  . . . . . . . . . .   Not Applicable

18.  (a)  Income of the Trust . . . . . . . . . . . .   Portfolios, Allocation
                                                        of Premiums

19.  Procedure for keeping records & furnishing
     information to securityholders . . . . . . . . .   Portfolios, Statements
                                                        to Policy Owners

21.  (a) & (b) Loans to securityholders . . . . . . .   Policy Loans

23.  Bonding arrangements for depositor . . . . . . .   Safekeeping of the
                                                        Separate Account's
                                                        Assets

24.  Other material provisions  . . . . . . . . . . .   General Policy
                                                        Provisions

           ORGANIZATION, PERSONNEL & AFFILIATED PERSONS OF DEPOSITOR

ORGANIZATION & OPERATIONS OF DEPOSITOR

25.  Form, state & date of organization
     of depositor . . . . . . . . . . . . . . . . . .   Lincoln Benefit Life
                                                        Company

27.  General character of business of depositor . . .   Lincoln Benefit Life
                                                        Company

28.  (a)  Officials and affiliates of the depositor .   Lincoln Benefit Life
                                                        Company, Executive
                                                        Officers and Directors
                                                        of Lincoln Benefit

     (b)  Business experience of officers and
          directors of the depositor  . . . . . . . .   Executive Officers and
                                                        Directors of Lincoln
                                                        Benefit

COMPANIES OWNING SECURITIES OF DEPOSITOR

29.  Each company owning 5% of voting securities of
     depositor  . . . . . . . . . . . . . . . . . . .   Lincoln Benefit Life
                                                        Company

CONTROLLING PERSONS

30.  Control of depositor . . . . . . . . . . . . . .   Lincoln Benefit Life
                                                        Company

                  DISTRIBUTION & REDEMPTIONS OF SECURITIES

DISTRIBUTION OF SECURITIES

35.  Distribution . . . . . . . . . . . . . . . . . .   Lincoln Benefit Life
                                                        Company, Distribution
                                                        of Policies

38.  (a)  General description of method of
          distribution of securities  . . . . . . . .   Distribution of
                                                        Policies

     (b)  Selling agreement between trust or depositor
          & underwriter . . . . . . . . . . . . . . .   Distribution of
                                                        Policies

     (c)  Substance of current agreements . . . . . .   Distribution of
                                                        Policies

PRINCIPAL UNDERWRITER

39.  (a) & (b) Principal Underwriter  . . . . . . . .   Distribution of
                                                        Policies

41.  Character of Underwriter's business  . . . . . .   Distribution of
                                                        Policies

OFFERING PRICE OR ACQUISITION VALUE OF SECURITIES OF TRUST

44.  Information concerning offering price or
     acquisition valuation of securities of trust.
     (All underlying securities are shares in
     registered investment companies.)  . . . . . . .   Portfolios, Policy
                                                        Value, Net Investment
                                                        Factor


REDEMPTION VALUATION OF SECURITIES OF TRUST

46.  Information concerning redemption valuation of     Portfolios, Policy
     securities of trust.  (All underlying securities   Value, Net Investment
     are shares in a registered investment company.)    Factor

PURCHASE & SALE OF INTERESTS IN UNDERLYING SECURITIES

47.  Maintenance of Position  . . . . . . . . . . . .   Cover, Separate
                                                        Account, Portfolios,
                                                        Allocation of Premiums

                  INFORMATION CONCERNING TRUSTEE OR CUSTODIAN

48.  Custodian of trust . . . . . . . . . . . . . . .   Separate Account

50.  Lien on trust assets . . . . . . . . . . . . . .   Separate Account

           INFORMATION CONCERNING INSURANCE OF HOLDERS OF SECURITIES

51.  (a)  Name & address of insurer . . . . . . . . .   Cover, Lincoln Benefit
                                                        Life Company

     (b)  Types of policies . . . . . . . . . . . . .   Cover, Purchase of
                                                        Policy and Allocation
                                                        of Premiums, Federal
                                                        Tax Considerations

     (c)  Risks insured & excluded  . . . . . . . . .   Death Benefit, Other
                                                        Insurance Benefits,
                                                        Misstatements as to
                                                        Age and Sex, Suicide

     (d)  Coverage  . . . . . . . . . . . . . . . . .   Cover, Purchase of
                                                        Policy and Allocation
                                                        of Premiums

     (e)  Beneficiaries . . . . . . . . . . . . . . .   Death Benefit,
                                                        Beneficiary

     (f)  Terms of cancellations & reinstatement  . .   Lapse and Reinstatement

     (g)  Method of determining amount of premium paid
          by holder . . . . . . . . . . . . . . . . .   Purchase of Policy and
                                                        Allocation of Premiums

                             POLICY OF REGISTRANT

52.  (a) & (c) Selection of Portfolio securities  . .   Additions, Deletions
                                                        or Substitutions of
                                                        Securities
REGULATED INVESTMENT COMPANY

53.  (a)  Taxable status of trust . . . . . . . . . .   Taxation of Lincoln
                                                        Benefit and the
                                                        Separate Account

                     FINANCIAL AND STATISTICAL INFORMATION

59.  Financial Statements . . . . . . . . . . . . . .   Financial Statements


*Items not listed are not applicable to this Registration Statement.

                                   PROSPECTUS
                                FLEXIBLE PREMIUM
                   VARIABLE UNIVERSAL LIFE INSURANCE POLICIES
                                   ISSUED BY
                          LINCOLN BENEFIT LIFE COMPANY
                               IN CONNECTION WITH
                   LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT
           STREET ADDRESS: 206 SOUTH 13TH ST., LINCOLN, NE 68508-1993
            MAILING ADDRESS: P. O. BOX 82532, LINCOLN, NE 68501-2532
                        TELEPHONE NUMBER: 1-800-865-5237

This prospectus describes a Flexible Premium Variable Universal Life Insurance Policy (the "Policy") offered by Lincoln Benefit Life Company ("us" or "Lincoln Benefit"). Lincoln Benefit is owned by Allstate Life Insurance Company.

The Policy is designed to provide both life insurance protection and flexibility in connection with premium payments and death benefits. The Policy is designed for prospective insured persons age 0-80. Subject to certain restrictions, you may vary the frequency and amount of the premium payments and increase or decrease the level of life insurance benefits payable under the Policy. This flexibility allows you to provide for your changing insurance needs within the confines of a single insurance contract.

When the Insured dies, we will pay a Death Benefit to a Beneficiary specified by you. We will reduce the amount of the Death Benefit payment by any unpaid Policy loans and any unpaid Policy charges. You may choose one of two Death Benefit options: (1) a level amount, which generally equals the Face Amount of the Policy; or (2) a variable amount, which generally equals the Face Amount plus the Policy Value. While the Policy remains in force, the Death Benefit will not be less than the maximum of the current Face Amount of the Policy or the Policy Value multiplied by the applicable corridor percentage specified in the Policy. The minimum Face Amount of the Policy is $100,000.

We allocate your Premium to the investment options under the Policy and our Fixed Account in the proportions that you choose. The Policy currently offers thirty-seven investment options, each of which is a Subaccount of the Lincoln Benefit Life Variable Life Account (the "Separate Account"). Each Subaccount invests exclusively in shares of one of the following Portfolios:

JANUS ASPEN SERIES: Flexible Income Portfolio, Balanced Portfolio, Growth Portfolio, Aggressive Growth Portfolio, Worldwide Growth Portfolio

FEDERATED INSURANCE MANAGEMENT SERIES: Utility Fund II, Fund for U.S. Government Securities II, High Income Bond Fund II

FIDELITY VARIABLE INSURANCE PRODUCTS FUND: Money Market Portfolio, Equity-Income Portfolio, Growth Portfolio, Overseas Portfolio

FIDELITY VARIABLE INSURANCE PRODUCTS FUND II: Asset Manager Portfolio, Contrafund Portfolio, Index 500 Portfolio

THE ALGER AMERICAN FUND: Income and Growth Portfolio, Small Capitalization Portfolio, Growth Portfolio, MidCap Growth Portfolio, Leveraged AllCap Portfolio

SCUDDER VARIABLE LIFE INVESTMENT FUND: Bond Portfolio, Balanced Portfolio, Growth and Income Portfolio, Global Discovery Portfolio, International Portfolio

STRONG VARIABLE INSURANCE FUNDS, INC.: Discovery Fund II, Opportunity Fund II, Growth Fund II

T. ROWE PRICE INTERNATIONAL SERIES, INC.: International Stock Portfolio

T. ROWE PRICE EQUITY SERIES, INC.: New America Growth Portfolio, Mid-Cap Growth Portfolio, Equity Income Portfolio

MFS VARIABLE INSURANCE TRUST: Growth with Income Series, Research Series, Emerging Growth Series, Total Return Series, New Discovery Series

We may make other investment options available in the future.

The Policy does not have a guaranteed minimum Policy Value. Your Policy Value will rise and fall, depending on the investment performance of the Portfolios underlying the Subaccounts to which you allocate your Premiums. You bear the entire investment risk on amounts allocated to the Subaccounts. The investment policies and risks of each Portfolio are described in the accompanying prospectus for the Portfolios. The Policy Value will also reflect Premiums, amounts withdrawn, and any insurance or other charges.

                                                        (continued on next page)

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NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 THE DATE OF THIS PROSPECTUS IS MARCH 9, 1998.

The Policy will remain in force as long as the Net Surrender Value is sufficient to pay the monthly charges under the Policy. In addition, during the first ten Policy Years, or until the Policy Anniversary after the Insured's 80th birthday, if earlier, we guarantee that the Policy will remain in effect regardless of changes in the Policy Value, as long as your total Premiums (less partial withdrawals and Policy Debt) at least equal the applicable Safety Net Premiums, as described on pages 9.

We will not accept any Premium which would cause the Policy not to qualify as a life insurance contract under the Internal Revenue Code of 1986 (the "Tax Code").

You may cancel the Policy by returning it to us within 10 days after you receive it, or after whatever longer period may be permitted by state law. We will refund the Policy Value as of the date we receive your Policy, plus any charges previously deducted, unless your state requires a refund of Premium.

IT MAY NOT BE ADVANTAGEOUS FOR YOU TO REPLACE EXISTING INSURANCE COVERAGE OR BUY ADDITIONAL INSURANCE IF YOU ALREADY OWN A VARIABLE LIFE INSURANCE POLICY.

THIS PROSPECTUS IS VALID ONLY IF ACCOMPANIED BY THE CURRENT PROSPECTUSES FOR THE PORTFOLIOS LISTED ABOVE. IF ANY OF THE PROSPECTUSES ARE MISSING OR OUTDATED, PLEASE CONTACT US AND WE WILL SEND YOU THE PROSPECTUS YOU NEED.

PLEASE READ THIS PROSPECTUS CAREFULLY AND RETAIN IT FOR YOUR FUTURE REFERENCE.

This Policy may not be available in all states.

                               TABLE OF CONTENTS

DEFINITIONS...................................          4

QUESTIONS AND ANSWERS ABOUT YOUR POLICY.......          5

PURCHASE OF POLICY AND ALLOCATION OF
PREMIUMS......................................          8
Application for a Policy......................          8
Premiums......................................          8
Premium Limits................................          8
Modified Endowment Contracts..................          8
Safety Net Premium............................          9
Allocation of Premiums........................          9
Policy Value..................................          9
Accumulation Unit Value.......................         10
Transfer of Policy Value......................         10
Transfers Authorized by Telephone.............         10
Dollar Cost Averaging.........................         11
Portfolio Rebalancing.........................         11
Specialized Uses of the Policy................         11

THE INVESTMENT AND FIXED ACCOUNT OPTIONS......         12
Separate Account Investments..................         12
Portfolios....................................         12
Voting Rights.................................         15
Additions, Deletions, and Substitutions of
 Securities...................................         16
The Fixed Account.............................         16

POLICY BENEFITS AND RIGHTS....................         16
Death Benefit.................................         16
Death Benefit Options.........................         17
Change in Face Amount.........................         17
Optional Insurance Benefits...................         18
Policy Loans..................................         18
Amount Payable on Surrender of the Policy.....         19
Partial Withdrawals...........................         19
Settlement Options............................         20
Maturity......................................         20
Lapse and Reinstatement.......................         20
Cancellation and Exchange Rights..............         20
Postponement of Payments......................         21

DEDUCTIONS AND CHARGES........................         21
Premium Tax Charge and Premium Expense
 Charge.......................................         21
Monthly Deduction.............................         21
Policy Fee....................................         21
Mortality and Expense Risk Charge.............         21
Cost of Insurance Charge......................         22
Deduction for Separate Account Income Taxes...         22
Portfolio Expenses............................         22
Surrender Charge..............................         23
Transfer Fee..................................         24

GENERAL POLICY PROVISIONS.....................         24
Statements to Policy Owners...................         24
Limit on Right to Contest.....................         24
Suicide.......................................         24
Misstatement as to Age and Sex................         24
Beneficiary...................................         24
Assignment....................................         24
Dividends.....................................         24

FEDERAL TAX CONSIDERATIONS....................         24
Taxation of Lincoln Benefit and the Separate
 Account......................................         25
Taxation of Policy Benefits...................         25
Modified Endowment Contracts..................         25
Diversification Requirements..................         26
Owner Control.................................         26
Policy Loan Interest..........................         26
Qualified Plans...............................         26
Tax Advice....................................         27

DESCRIPTION OF LINCOLN BENEFIT LIFE COMPANY
AND THE SEPARATE ACCOUNT......................         27
Lincoln Benefit Life Company..................         27
Executive Officers and Directors of Lincoln
Benefit.......................................         27
Financial Information Concerning Lincoln
Benefit.......................................         28
Separate Account..............................         28
Safekeeping of the Separate Account's
Assets........................................         29
State Regulation of Lincoln Benefit...........         29

DISTRIBUTION OF POLICIES......................         29

LEGAL PROCEEDINGS.............................         29

LEGAL MATTERS.................................         29

REGISTRATION STATEMENT........................         29

EXPERTS.......................................         29

FINANCIAL STATEMENTS..........................         29

APPENDIX......................................        A-1

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT BE LAWFULLY MADE. LINCOLN BENEFIT DOES NOT AUTHORIZE ANY INFORMATION OR REPRESENTATIONS REGARDING THE OFFERING DESCRIBED IN THIS PROSPECTUS OTHER THAN AS CONTAINED IN THIS PROSPECTUS.

                                  DEFINITIONS

Please refer to this list for the meaning of the following terms:

ACCUMULATION UNIT - An accounting unit of measurement which we use to calculate the value of a Subaccount.

AGE - The Insured's age at his or her last birthday.

BENEFICIARY(IES) - The person(s) named by you to receive the Death Benefit under the Policy.

DEATH BENEFIT - The amount payable to the Beneficiary under the Policy upon the death of the Insured, before payment of any unpaid Policy Debt or Policy Charges.

FACE AMOUNT - The initial amount of insurance under your Policy, adjusted for any changes in accordance with the terms of your Policy.

FIXED ACCOUNT - The portion of the Policy Value allocated to our general account.

GRACE PERIOD - A 61-day period during which the Policy will remain in force so as to permit you to pay sufficient additional Premium to keep the Policy from lapsing.

INSURED - The person whose life is insured under the Policy.

ISSUE DATE - The date on which the Policy is issued. It is used to determine Policy Anniversaries, Policy Years and Policy Months.

LOAN ACCOUNT - An account established for amounts transferred from the Subaccounts or the Fixed Account as security for outstanding Policy loans.

MONTHLY AUTOMATIC PAYMENT - A method of paying a Premium each month automatically, for example by bank draft or salary deduction.

MONTHLY DEDUCTION - The amount deducted from Policy Value on each Monthly Deduction Day for the policy fee, mortality and expense risk charge, cost of insurance charge, and the cost of any benefit riders.

MONTHLY DEDUCTION DAY - The same day in each month as the Issue Date. The day of the month on which Monthly Deductions are taken from your Policy Value.

NET DEATH BENEFIT - The Death Benefit, less any Policy Debt.

NET INVESTMENT FACTOR - The factor we use to determine the change in value of an Accumulation Unit in any Valuation Period. We determine the Net Investment Factor separately for each Subaccount.

NET POLICY VALUE - The Policy Value, less any Policy Debt.

NET PREMIUM - The Premium less the premium tax and the premium expense charges.

NET SURRENDER VALUE - The Policy Value less any applicable surrender charges and less any unpaid Policy Debt. The Net Surrender Value must be positive for the Policy to remain in effect, unless the Safety Net Premium feature is in effect.

POLICY ANNIVERSARY - The same day and month as the Issue Date for each subsequent year the Policy remains in force.

POLICY DEBT - The sum of all unpaid Policy loans and accrued loan interest.

POLICY OWNER ("YOU") - The person(s) having the privileges of ownership defined in the Policy. The Policy Owner may or may not be the same person as the Insured. If your Policy is issued pursuant to a retirement plan, your ownership privileges may be modified by the plan.

POLICY VALUE - The sum of the values of your interests in the Subaccounts of the Separate Account, the Fixed Account and the Loan Account. The amount from which the Monthly Deductions are made and the Death Benefit is determined.

POLICY YEAR - Each twelve-month period beginning on the Issue Date and each Policy Anniversary.

PORTFOLIO(S) - The underlying mutual funds in which the Subaccounts invest. Each Portfolio is an investment company registered with the SEC or a separate investment series of a registered investment company.

PREMIUM - Amounts paid to us as premium for the Policy by you or on your behalf.

QUALIFIED PLAN - A pension or profit-sharing plan established by a corporation, partnership, sole proprietor, or other eligible organization that is qualified for favorable tax treatment under Section 401(a) or 403(b) of the Tax Code.

SEPARATE ACCOUNT - The Lincoln Benefit Life Variable Life Account, which is a segregated investment account of Lincoln Benefit.

SUBACCOUNT - A subdivision of the Separate Account, which invests wholly in shares of one of the Portfolios.

SURRENDER VALUE - The Policy Value less any applicable surrender charges.

TAX CODE - The Internal Revenue Code of 1986, as amended.

VALUATION DATE - Each day the New York Stock Exchange is open for business.

VALUATION PERIOD - The period of time over which we determine the change in the value of the Subaccounts in order to price Accumulation Units. Each Valuation Period begins at the close of normal trading on the New York Stock Exchange ("NYSE"), currently 4:00 p.m. Eastern time, on each Valuation Date and ends at the close of the NYSE on the next Valuation Date.

                             QUESTIONS AND ANSWERS
                               ABOUT YOUR POLICY

These are answers to questions that you may have about some of the most important features of your Policy. The Policy is more fully described in the remainder of the Prospectus. Please read the Prospectus carefully.

1. WHAT IS A FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICY?

The Policy has a Death Benefit, Policy Value, and other features of life insurance providing fixed benefits. It is a "flexible premium" policy because you have a great amount of flexibility in determining when and how much premium you want to pay. It is a "variable" policy because the Death Benefit and Policy Value vary according to the investment performance of the Portfolios to which you have allocated your Premiums. The Policy Value is not guaranteed. Payment of the Death Benefit may be guaranteed under the Safety Net Premium provision. This Policy provides you with the opportunity to take advantage of any increase in your Policy Value, but you also bear the risk of any decrease.

2. WHAT ARE THE DEATH BENEFIT OPTIONS?

While the Policy is in force, we will pay a Death Benefit to the Beneficiary upon the death of the Insured. The Policy provides for two Death Benefit options. Under Option 1, the Death Benefit is equal to the greater of your Policy's Face Amount and the Policy Value multiplied by a specified percentage. Under Option 2, the Death Benefit is equal to the greater of your Policy's Face Amount plus the Policy Value on the Insured's date of death or the Policy Value multiplied by a specified percentage. Decreases in the Policy Value will never cause the Death Benefit to be less than the Face Amount. Before we pay the Death Benefit to the Beneficiary, however, we will subtract an amount sufficient to repay any outstanding Policy Debt and to pay any due and unpaid charges.

3. WHAT IS THE SAFETY NET PREMIUM FEATURE?

Unless otherwise required by your state, we agree to keep the Policy in force for a specified period, regardless of the investment performance of the Portfolios, as long as your total Premiums paid (as reduced to reflect withdrawals and Policy Debt) at least equals the cumulative Safety Net Premium amount shown in your Policy. If the Insured is age 70 or less at the Issue Date, the specified period will be the first ten Policy Years. Otherwise, it will run from the Issue Date until the next Policy Anniversary after the Insured's 80th birthday.

To keep the Safety Net Premium feature in effect, on each Monthly Deduction Day your total Premiums (less withdrawals and Policy Debt) must at least equal the total amount you would have paid if you had paid the Safety Net Premium each month. If you have not paid sufficient Premiums, we will notify you and give you 61 days to remedy the shortfall. If you do not pay enough additional Premium within this 61-day period, the Safety Net Premium feature will terminate and may not be reinstated, even if you make up the shortfall after the end of the 61-day period.

When the Safety Net Premium feature is not in effect, your Policy will remain in force as long as the Net Surrender Value is large enough to pay the Monthly Deductions on your Policy as they come due. If on any Monthly Deduction Day the Net Surrender Value is less than the Monthly Deduction due, your Policy will enter the Grace Period. If you do not pay sufficient additional Premium, at the end of the Grace Period your Policy will end.

4. HOW WILL MY POLICY VALUE BE DETERMINED?

Your Premiums are invested in one or more of the Subaccounts of the Separate Account or allocated to the Fixed Account, as you instruct us. Your Policy Value is the sum of the values of your interests in the Subaccounts of the Separate Account, plus the values in the Fixed Account and the Loan Account. Your Policy Value will depend on the investment performance of the Subaccounts and the amount of interest we credit to the Fixed Account, as well as the Net Premiums paid, partial withdrawals, and charges assessed. We do not guarantee a minimum Policy Value.

5. WHAT ARE THE PREMIUMS FOR THIS POLICY?

You have considerable flexibility as to the timing and amount of your Premiums. You have a required Premium in your Policy, which is based on your Policy's Face Amount and the Insured's age, sex, and risk class. You do not have to pay the required Premium after the first Policy Year. To take advantage of the Safety Net Premium feature, you must pay the cumulative Safety Net Premiums due. Otherwise, you may pay any level of Premium, as long as the Premium would not cause your Policy to lose its status as a life insurance contract under the Tax Code. Your Policy also has a planned periodic Premium. You establish a planned periodic Premium when you purchase a Policy. You are not required to pay the planned periodic Premium, and we will not terminate your Policy merely because you did not pay a planned periodic Premium.

6. CAN I INCREASE OR DECREASE MY POLICY'S FACE AMOUNT?

Yes, you have considerable flexibility to increase or decrease your Policy's Face Amount. You may request an increase and/or a decrease after the first Policy Year by sending us a written request. Your requested increase must be at least $10,000. If you request an increase in Face Amount, you must provide us with evidence of insurability that meets our underwriting standards. An increase in the Face Amount of your Policy will increase the charges deducted from your Policy Value. We will not decrease the Face Amount of your Policy below $50,000. For more detail, see "Change in Face Amount", on page 17.

7. HOW ARE MY PREMIUMS ALLOCATED?

Before your Premiums are allocated to the Policy Value, we deduct a premium tax charge of 2.5% of each Premium and a premium expense charge. The premium expense charge will be 3.5% of each Premium for the first ten Policy Years and 1.5% thereafter. For more detail, see "Premium Tax Charge and Premium Expense Charge" on page 21. The remaining amount is called the Net Premium.

When you apply for the Policy, you specify in your application how to allocate your Net Premiums among the Subaccounts and the Fixed Account. You must use whole number percentages and the total allocations must equal 100%. You may change your allocation percentages at any time by notifying us in writing. Generally, we will allocate your Premiums to the Subaccounts and the Fixed Account as of the date your Premiums are received in our home office. If a Premium requires an underwriting, the Premium will not be allocated nor will it earn interest prior to the Issue Date. Once underwriting approval and Premium is received, we will allocate that Premium in accordance with your most recent instructions. In addition, if you live in certain states, we may allocate your Premiums to the Fixed Account until the end of the cancellation period described in the answer to Question 13 below.

You may transfer Policy Value among the Subaccounts and the Fixed Account while the Policy is in force, by writing to us or calling us at 1-800-865-5237. While we currently are not charging a transfer fee, the Policy gives us the right to impose a transfer fee of up to $10 upon the second and each subsequent transfer in a single calendar month. While you may also transfer amounts from the Fixed Account, certain restrictions may apply. For more detail, see "Transfer of Policy Value" and "Transfers Authorized by Telephone", on page 10.
You may also use our automatic Dollar Cost Averaging program or our Portfolio Rebalancing program. You may not use both programs at the same time.

Under the Dollar Cost Averaging program, amounts are automatically transferred at regular intervals from the Fixed Account or a Subaccount of your choosing to up to eight options, including other Subaccounts or the Fixed Account. Transfers may be made monthly, quarterly, or annually. For more detail, see "Dollar Cost Averaging", on pages 20-21.
Under the Portfolio Rebalancing program, you can maintain the percentage of your Policy Value allocated to each Subaccount at a pre-set level. Investment results will shift the balance of your Policy Value allocations. If you elect rebalancing, we will automatically transfer your Policy Value back to the specified percentages at the frequency (monthly, quarterly, semiannually, annually) that you specify. For more detail, see "Portfolio Rebalancing", on pages 11.

8. WHAT ARE MY INVESTMENT CHOICES UNDER THE POLICY?

You can allocate and reallocate your Policy Value among the Subaccounts, each of which in turn invests in a single Portfolio. Under the Policy, the Separate Account currently invests in the following Portfolios:

            Fund                       Portfolio(s)
-----------------------------  -----------------------------
------------------------------------------------------------

Janus Aspen Series             Flexible Income Portfolio
                               Balanced Portfolio
                               Growth Portfolio
                               Aggressive Growth Portfolio
                               Worldwide Growth Portfolio
------------------------------------------------------------
Federated Insurance            Utility Fund II
Management Series              Fund for U.S. Government
                               Securities II
                               High Income Bond Fund II
------------------------------------------------------------
Fidelity Variable Insurance    Money Market Portfolio
Products Fund                  Equity-Income Portfolio
                               Growth Portfolio
                               Overseas Portfolio
------------------------------------------------------------
Fidelity Variable Insurance    Asset Manager Portfolio
Products Fund II               Contrafund Portfolio
                               Index 500 Portfolio
------------------------------------------------------------
The Alger American Fund        Income and Growth Portfolio
                               Small Capitalization
                               Portfolio
                               Growth Portfolio
                               MidCap Growth Portfolio
                               Leveraged AllCap Portfolio
------------------------------------------------------------
Scudder Variable Life          Bond Portfolio
Investment Fund                Balanced Portfolio
                               Growth and Income Portfolio
                               Global Discovery Portfolio
                               International Portfolio
------------------------------------------------------------
Strong Variable Insurance      Discovery Fund II
Funds, Inc.                    Opportunity Fund II
                               Growth Fund II
------------------------------------------------------------
T. Rowe Price International    International Stock Portfolio
Series, Inc.
------------------------------------------------------------
T. Rowe Price Equity Series,   New America Growth Portfolio
Inc.                           Mid-Cap Growth Portfolio
                               Equity Income Portfolio
------------------------------------------------------------
MFS Variable Insurance Trust   Growth with Income Series
                               Research Series
                               Emerging Growth Series
                               Total Return Series
                               New Discovery Series
------------------------------------------------------------

Each Portfolio holds its assets separately from the assets of the other Portfolios. Each Portfolio has distinct investment objectives and policies, which are described in the accompanying Prospectuses for the Portfolios.

In addition, the Fixed Account is available in most states.

9. MAY I TAKE OUT A POLICY LOAN?

Yes, you may borrow money from us using your Policy as security for the loan. The maximum loan amount is equal to

90% of the Surrender Value. Other restrictions may apply if your Policy is issued in connection with a Qualified Plan. For more detail, see "Policy Loans", on pages 18.

10. WHAT ARE THE CHARGES DEDUCTED FROM MY POLICY VALUE?

As noted above, when we receive a Premium from you, we will deduct a premium tax charge and a premium expense charge, before we allocate your Net Premium to the Policy Value. The combined premium tax and premium expense charges will be 6% of your Premium for the first ten Policy Years and 4% of your Premium thereafter.

We also will take a Monthly Deduction from your Policy Value. The Monthly Deduction consists of the following charges:

(a) A monthly policy fee of $7.50;

(b) A monthly mortality and expense risk charge;

(c) A cost of insurance charge; and

(d) The cost of any additional benefits provided to you by rider.

The mortality and expense risk charge for the first fourteen Policy Years will be 0.72% (on an annual basis) of the Policy Value allocated to the Subaccounts. Thereafter, we intend to charge an annual rate of 0.36%, and we guarantee that we never charge more than 0.48%.

The cost of insurance charge covers our anticipated mortality costs. We determine it separately for the initial Face Amount of your Policy and each subsequent increase in Face Amount.

The monthly mortality and expense risk charge is deducted pro rata from your interest in the Subaccounts. The other parts of the Monthly Deduction are deducted pro rata from your interest in the Subaccounts and the Fixed Account.

We impose a surrender charge to cover a portion of the sales expenses we incur in distributing the Policies. These expenses include agents' commissions, advertising, and the printing of Prospectuses. The surrender charge is described in the answer to Question 11 below and in "Surrender Charge", on page 23.

The charges assessed under the Policy are described in more detail in "Deductions and Charges", beginning on page 39.

In addition to our charges under the Policy, each Portfolio deducts amounts from its assets to pay its investment advisory fee and other expenses. Your should refer to the Prospectuses for the Portfolios for more information concerning their respective charges and expenses.

If we ever charge you a cost of insurance rate during the first five Policy Years which is greater than the rate provided by the rate scale in effect on the Issue Date, we will notify you. For 60 days after we mail that notice to you, you may surrender your Policy without paying any surrender charge.

11. DO I HAVE ACCESS TO THE VALUE OF MY POLICY?

While the Policy is in force, you may surrender your Policy for the Net Surrender Value. Upon surrender, life insurance coverage under the Policy will end. You may also withdraw part of your Policy Value through a partial withdrawal. A partial withdrawal must equal at least $500. For more detail, see "Amount Payable on Surrender of the Policy" and "Partial Withdrawals", on pages 19.

We may deduct a surrender charge on a surrender. The surrender charge is a contingent deferred sales charge. Generally, the amount of the surrender charge is based on the initial Face Amount of your Policy. Beginning in the sixth Policy Year, the surrender charge reduces gradually until it reaches $0 at the beginning of the fifteenth Policy Year. If you increase the Face Amount of your Policy, however, your maximum surrender charge also will increase. The increase in the surrender charge will be based solely on the amount of the increase and the Insured's age at the time of the increase. Beginning in the sixth year after the increase in Face Amount, the additional surrender charge reduces gradually until it reaches $0 at the beginning of the fifteenth year after the increase in Face Amount. For more detail, see "Surrender Charges", on pages 23.

In addition, each time you take a partial withdrawal, we may deduct a partial withdrawal service fee of $10 from the amount withdrawn.

12. WHAT ARE THE TAX CONSEQUENCES OF BUYING THIS POLICY?

Your Policy is structured to meet the definition of a life insurance contract under the Tax Code. We may need to limit the amount of Premiums you pay under the Policy to ensure that your Policy continues to meet that definition.

Current federal tax law generally excludes all death benefits from the gross income of the beneficiary of a life insurance policy. In addition, you generally are not subject to taxation on any increase in the Policy Value until it is withdrawn. Generally, you will be taxed on surrender proceeds and the proceeds of any partial withdrawals only if those amounts, when added to all previous distributions, exceed the total Premiums paid. Amounts received upon surrender or withdrawal in excess of Premiums paid will be treated as ordinary income.

Special rules govern the tax treatment of life insurance policies which meet the federal definition of a modified endowment contracts. Depending on the amount and timing of your Premiums, your Policy may meet that definition. Under current tax law, death benefit payments under modified endowment contract, like death benefit payments under life insurance contracts, generally are excluded from the gross income of the beneficiary. Withdrawals and policy loans, however, are treated differently. Amounts withdrawn and policy loans are treated first as income, to the extent of any gain, and then as a return of premium. The income portion of the distribution is includable in your taxable income. Also, an additional 10% penalty tax is generally imposed on the taxable portion of amounts received before age 59 1/2. For more information on the tax treatment of the Policy, see "Federal Tax Considerations", beginning on page 24.

13. CAN I RETURN THIS POLICY AFTER IT HAS BEEN DELIVERED?

You may cancel your Policy by returning it to us within ten days after you receive it, or after whatever longer period may be permitted by state law. If you return your Policy, the Policy terminates and, in most states, we will pay you an amount equal to your Policy Value on the date we receive the Policy from you, plus any charges previously deducted. In some states, we are required to send you the amount of your Premiums. In those states, we may hold all of your Premiums in the Money Market Fund until the end of the cancellation period. Since state laws differ as to the consequences of returning a Policy, you should refer to your Policy for specific information about your circumstances.

In addition, during the first two Policy Years or the first two years after an increase in the Face Amount, if the Policy is in force you may convert it into a non-variable universal life insurance policy. We will accomplish this by transferring all of your Policy Value to the Fixed Account and ending your right under the Policy to allocate Policy Value to the Subaccounts. We will not charge you to perform this amendment.

                 PURCHASE OF POLICY AND ALLOCATION OF PREMIUMS

APPLICATION FOR A POLICY. You may apply to purchase a Policy by submitting a written application to us at our home office. We generally will not issue Policies to insure people who are older than age 80. The minimum Face Amount for a Policy is $100,000. Before we issue a Policy, we will require you to submit evidence of insurability satisfactory to us. Acceptance of your application is subject to our underwriting rules. We reserve the right to reject your application for any lawful reason. If we do not issue a Policy to you, we will return your Premium to you. We reserve the right to change the terms or conditions of your Policy to comply with changes in the applicable law.

We will issue your Policy when we have determined that your application meets our underwriting requirements. We will apply our customary underwriting standards to the proposed Insured. The Issue Date will be the date we received the final requirement for issue.

We will commence coverage of the Insured under the Policy, as of the Issue Date or the date that we receive your first Premium, whichever is later. If you pay a Premium with your application and your requested Face Amount is less than $500,000, we will provide the Insured with temporary conditional insurance only if you meet all of the terms of a conditional receipt. The Issue Date determines Monthly Deduction Days, Policy months, and Policy Years.

PREMIUMS. During the first Policy Year, you must pay an amount at least equal to the required Premium shown in your Policy. We will send you a reminder notice if you pay annually, semi-annually, or quarterly. You may also make a Monthly Automatic Payment.

After the first Policy Year, you may pay additional Premium at any time, and in any amount, as long as your Premium would not cause your Policy to lose its status as a life insurance contract under the Tax Code, as explained below.

While your Policy also will show a planned periodic Premium amount, you are not required to pay planned periodic Premiums. The planned periodic Premium is set by you when you purchase your Policy. Your Policy will not lapse, however, merely because you did not pay a planned periodic Premium.

Even if you pay all of the planned periodic Premiums, however, your Policy nevertheless may enter the Grace Period and thereafter lapse if you have not paid the required Safety Net Premium amount and the Net Surrender Value is no longer enough to pay the Monthly Deductions. However, paying planned periodic Premiums will generally provide greater benefits than if a lower amount of Premium is paid. Paying planned periodic Premiums can also help to keep your Policy in force if your payments are greater than the Safety Net Premium amount.

Premiums must be sent to us at our home office. Unless you request otherwise in writing, we will treat all payments received while a Policy loan exists as new Premium.

PREMIUM LIMITS. Before we will accept any Premium that would require an increase in the net amount at risk under the Policy, you first must provide us with evidence of insurability. The Tax Code imposes limits on the amount of Premium that can be contributed under a life insurance contract. If you exceed this limit, your Policy would lose its favorable federal income tax treatment under the Tax Code. Accordingly, we will not accept any Premium which would cause your Policy to exceed this limit, unless you increase the Face Amount of your Policy appropriately. To obtain this increase, you must submit a written request to us and provide evidence of insurability meeting our then current underwriting standards. Otherwise, we will only accept the portion of your Premium that would cause your total Premiums to equal the maximum permitted amount and we will return the excess to you. In addition, we will not accept any additional Premium from you until we can do so without exceeding the limit set by the Tax Code.

MODIFIED ENDOWMENT CONTRACTS. Under certain circumstances, a Policy could be classified as a "modified endowment contract", a category of life insurance contract defined in the Tax Code. If your Policy were to become a modified endowment contract, distributions and loans from the Policy could result in current taxable income for you, as well as other adverse tax consequences. These tax consequences are described in more detail in "Federal Tax Considerations-- Modified Endowment Contracts", on pages 25-26.

Your Policy could be deemed to be a modified endowment contract if, among other things, you pay too much Premium or the Death Benefit is reduced. We will monitor the status of your Policy and advise you if you need to take action to prevent the Policy from being deemed to be a modified endowment contract. If you pay a Premium that would result in your Policy being deemed a modified endowment contract, we will notify you and allow you to request a refund of the excess Premium, or other action, to avoid having your Policy being deemed a modified endowment contract. If, however, you choose to have your Policy deemed a modified endowment contract, we will not refund the Premium.

If you replace a modified endowment contract issued by another insurer with a Policy, your Policy will also be deemed to be a modified endowment contract. Our ability to determine whether a replaced policy issued by another insurer is a modified endowment contract is based solely on the sufficiency of the policy data we receive from the other insurer. We do not consider ourselves to be liable to you if that data is insufficient to accurately determine whether the replaced policy is a modified endowment contract. You should discuss this issue with your tax adviser if it pertains to your situation. Based on the information provided to us, we will notify you as to whether you can contribute more Premium to your Policy without causing it to become a modified endowment contract.

SAFETY NET PREMIUM. The Safety Net Premium feature is intended to enable you to ensure that your Policy will remain in force during a specified period regardless of changes in the Policy Value. If the Insured is age 70 or under at the Issue Date, the specified period is the first ten Policy Years. Otherwise, the specified period runs until the Policy Anniversary after the Insured's 80th birthday.

As a general rule, your Policy will enter the Grace Period, and may lapse, if the Net Surrender Value is not sufficient to pay a Monthly Deduction when it is due. Under the Safety Net Premium feature, however, we guarantee that regardless of declines in your Policy Value, your Policy will not enter the Grace Period as long as your total Premiums paid since the Issue Date, less partial withdrawals and outstanding Policy loans, are greater than the monthly Safety Net Premium amount times the number of months since the Issue Date.

During the first Policy Year, the Safety Net Premium amount will equal the required Premium. As a result, if you pay your required Premium on a timely basis, the Safety Net Premium feature will remain in effect.

If at any time your total Premiums, less partial withdrawals and Policy Debt, are less than the product of the monthly Safety Net Premium times the number of Policy Months since the Issue Date, we will let you know and you will have 61 days to satisfy the shortfall. If you do not, the Safety Net Premium guarantee will end and it cannot be reinstated. After the Safety Net Premium guarantee is no longer in effect, the Policy will stay in force only as long as the Net Surrender Value is sufficient to pay the Monthly Deductions. For more detail about the circumstances in which the Policy will lapse, see "Lapse and Reinstatement", on page 20.

ALLOCATION OF PREMIUMS. Your Net Premiums are allocated to the Subaccount(s) and the Fixed Account in the proportions that you have selected. You must specify your allocation percentages in your Policy application. Percentages must be in whole numbers and the total allocation must equal 100%. We will allocate your subsequent Net Premiums in those percentages, until you give us new allocation instructions.

You initially may allocate your Policy Value to up to twenty-one options, counting each Subaccount and the Fixed Account as one option. You may add or delete Subaccounts and/or the Fixed Account from your allocation instructions, but we will not execute instructions that would cause you to have Policy Value in more than twenty-one options. In the future we may waive this limit.

Usually, we will allocate your initial Net Premium to the Subaccounts and the Fixed Account, as you have instructed us, on the Issue Date If you do not pay first Premium until after the Issue Date, we will allocate your initial Net Premium to the Subaccounts on the date we receive it. In addition, In some states we are required to return at least your Premium if you cancel your Policy during the "free-look" period. In those states, we will allocate all Net Premiums received during the "free-look" period to the Money Market Subaccount for twenty days following the Issue Date, or longer if required by state law. At the end of that period, we will allocate your Net Premium (plus earnings and less monthly deductions) to the Subaccounts or Fixed Account as you have chosen. No earnings or interest will be credited before the Issue Date.

We will make all valuations in connection with the Policy on the date a Premium is received or your request for other action is received, if that date is a Valuation Date and a date that we are open for business. Otherwise we will make that determination on the next succeeding day which is a Valuation Date and a date on which we are open for business.

POLICY VALUE. Your Policy Value is the sum of the value of your Accumulation Units in the Subaccounts you have chosen, plus the value of your interest in the Fixed Account, plus your Loan Account. Your Policy Value will change daily to reflect the performance of the Subaccounts you have chosen, the addition of interest credited to the Fixed Account, the addition of net Premiums, and the subtraction of partial withdrawals and charges assessed. There is no minimum guaranteed Policy Value.

On the Issue Date or, if later, the date your first Premium is received, your Policy Value will equal the Net Premium less the Monthly Deduction for the first Policy Month.

On each Valuation Date, the portion of your Policy Value in a particular Subaccount will equal: (1) The total value of your Accumulation Units in the Subaccount; plus (2) Any

Net Premium received from you and allocated to the Subaccount during the current Valuation Period; plus (3) Any Policy Value transferred to the Subaccount during the current Valuation Period; minus (4) Any Policy Value transferred from the Subaccount during the current Valuation Period; minus (5) Any amounts withdrawn by you (plus the applicable withdrawal charge) from the Subaccount during the current Valuation Period; minus (6) The portion of any Monthly Deduction allocated to the Subaccount during the current Valuation Period for the Policy Month following the Monthly Deduction Day.

On each Valuation Date, the portion of your Policy Value in the Fixed Account will equal: (1) Any Net Premium allocated to it, plus (2) Any Policy Value transferred to it from the Subaccounts; plus (3) Interest credited to it; minus
(4) Any Policy Value transferred out of it; minus (5) Any amounts withdrawn by you (plus the applicable withdrawal charge); minus (6) The portion of any Monthly Deduction allocated to the Fixed Account.

All Policy Values equal or exceed those required by law. Detailed explanations of methods of calculation are on file with the appropriate regulatory authorities.

ACCUMULATION UNIT VALUE. The Accumulation Unit Value for each Subaccount will vary to reflect the investment experience of the corresponding Portfolio. We will determine the Accumulation Unit Value for each Subaccount on each Valuation Day. A Subaccount's Accumulation Unit Value for a particular Valuation Day will equal the Subaccount's Accumulation Unit Value on the preceding Valuation Day multiplied by the Net Investment Factor for that Subaccount for the Valuation Period then ended. The Net Investment Factor for each Subaccount is (1) divided by (2), where: (1) is the sum of (a) the asset value per share of the corresponding Portfolio at the end of the current Valuation Period and (b) the per share amount of any dividend or capital gains distribution by that Portfolio if the ex-dividend date occurs in that Valuation Period; and (2) is the net asset value per share of the corresponding Portfolio at the end of the immediately preceding Valuation Period.

You should refer to the Prospectuses for the Portfolios which accompany this Prospectus for a description of how the assets of each Portfolio are valued, since that determination has a direct bearing on the Net Investment Factor of the corresponding Subaccount and, therefore, your Policy Value. For more detail, see "Policy Value", on pages 9-10.

TRANSFER OF POLICY VALUE. While the Policy is in force, you may transfer Policy Value among the Fixed Account and Subaccounts in writing or by telephone. Currently, there is no minimum transfer amount, except in states where a minimum transfer amount is required by law. We may set a minimum transfer amount in the future.

You currently may not have Policy Value in more than twenty-one options, counting each Subaccount and the Fixed Account as one option. Accordingly, we will not perform a transfer that would cause your Policy to exceed that limit. We may waive this limit in the future.

As a general rule, we only make transfers on days when we and the NYSE are open for business. If we receive your request on one of those days, we will make the transfer that day. Otherwise, we will make the transfer on the first subsequent day on which we and the NYSE are open.

We have established special requirements for transfers from the Fixed Account. You may make a lump sum transfer from the Fixed Account to the Subaccounts only during the 60 day period beginning on the Issue Date and each Policy Anniversary. We will not process transfer requests received at any other time. Transfers pursuant to a Dollar Cost Averaging or Portfolio Rebalancing program may occur at any time at the intervals you have selected.

The maximum amount which may be transferred as a lump sum or as portfolio rebalancing transfers from the Fixed Account during a Policy Year usually is:

-  30% of the Fixed Account balance on the most recent Policy Anniversary; or

- the largest total amount transferred from the Fixed Account in any prior Policy Year.

This limit also applies to transfers under a Dollar Cost Averaging program, unless you choose to transfer your entire Fixed Account balance to Subaccounts. In that case, your maximum monthly transfer amount may not be more than 1/36th of your Fixed Account balance on the day of the first transfer. We may waive or modify these restrictions on transfers from the Fixed Account. You may not transfer Policy Value or allocate new Premiums into the Fixed Account, if transfers are being made out under the Dollar Cost Averaging program.

In addition, you may transfer 100% of the Fixed Account balance in a lump sum to the Subaccount(s), if on any Policy Anniversary the interest rate on the Fixed Account is lower than it was on the Policy Anniversary one year previously or if on the first Policy Anniversary that interest rate is lower than it was on the Issue Date. We will notify you by mail if this occurs. You may request a transfer for 60 days following the date we mail notification to you.

The Policy permits us to defer transfers from the Fixed Account for up to six months from the date you ask us. Also, we may restrict transfers from the Subaccounts to the Fixed Account in each Policy Year to no more than 30% of the total Subaccount balances as of the most recent Policy Anniversary. We currently are not imposing this restriction on transfers from the Subaccounts.

TRANSFERS AUTHORIZED BY TELEPHONE. You may make transfers by telephone, if you first send us a completed authorization form. The cut off time for telephone transfer requests is 4:00 p.m. Eastern time. Calls completed before 4:00 p.m. will be effected on that day at that day's price. Calls completed after 4:00 p.m. will be effected on the next day on which we and the NYSE are open for business, at that day's price.

In the future, we may charge you the transfer fee described on page 44, although currently we are waiving it. In addition, we may suspend, modify or terminate the telephone transfer privilege at any time without notice.

We use procedures that we believe provide reasonable assurance that telephone authorized transfers are genuine. For example, we tape telephone conversations with persons purporting to authorize transfers and request identifying information. Accordingly, we disclaim any liability for losses resulting from allegedly unauthorized telephone transfers. However, if we do not take reasonable steps to help ensure that a telephone authorization is valid, we may be liable for such losses.

DOLLAR COST AVERAGING. Under our automatic Dollar Cost Averaging program, while the Policy is in force you may authorize us to transfer a fixed dollar amount at fixed intervals from the Fixed Account or a Subaccount of your choosing to up to eight options, including other Subaccounts or the Fixed Account. The interval between transfers may be monthly, quarterly, or annually, at your option. The transfers will be made at the Accumulation Unit Value on the date of the transfer. The transfers will continue until you instruct us otherwise, or until your chosen source of transfer payments is exhausted. Currently, the minimum transfer amount is $100 per transfer. We may change this minimum or grant exceptions. If you elect this program, the first transfer will occur one interval after your Issue Date.

Your request to participate in this program will be effective when we receive your completed application at the P.O. Box given on the first page of this Prospectus. Call or write us for a copy of the application. You may elect to increase, decrease or change the frequency or amount of Purchase Payments under a Dollar Cost Averaging program. Special restrictions apply to transfers from the Fixed Account. They are explained on page 10.

The theory of dollar cost averaging is that you will purchase more units when the unit prices are relatively low rather than when the prices are higher. As a result, when purchases are made at fluctuating prices, the average cost per unit is less than the average of the unit prices on the purchase dates. However, participation in this program does not assure you of a greater profit from your purchases under the program; nor will it prevent or necessarily reduce losses in a declining market. You may not use dollar cost averaging and portfolio rebalancing at the same time.

PORTFOLIO REBALANCING. Portfolio rebalancing allows you to maintain the percentage of your Policy Value allocated to each Subaccount and/or the Fixed Account at a pre-set level. For example, you could specify that 30% of your Policy Value should be in the Balanced Portfolio, 40% in the Growth Portfolio-Janus Aspen Series and 30% in the Fidelity VIP II Contrafund Portfolio. Over time, the variations in each Subaccount's investment results will shift the balance of your Policy Value allocations. Under the portfolio rebalancing feature, if the changes from your desired percentages exceed 1% of your Policy Value, we will automatically transfer your Policy Value, including new Premiums (unless you specify otherwise), back to the percentages you specify. Portfolio rebalancing is consistent with maintaining your allocation of investments among market segments, although it is accomplished by reducing your Policy Value allocated to the better performing segments.

You may choose to have rebalances made monthly, quarterly, semi-annually, or annually. We will not charge a transfer fee for portfolio rebalancing. No more than eight Subaccounts, or seven Subaccounts and the Fixed Account, can be included in a Portfolio Rebalancing program at one time.

Transfers from the Fixed Account under a Portfolio Rebalancing program are subject to the overall limit on transfers from the Fixed Account. Accordingly, if the total amount transferred from the Fixed Account in any Policy Year reaches that limit before the end of the year, we will not transfer additional amounts from the Fixed Account for portfolio rebalancing purposes until the next Policy Year.

You may request Portfolio Rebalancing at any time by submitting a completed written request to us at the address given on the first page of this Prospectus. Please call or write us for a copy of the request form. If you stop Portfolio Rebalancing, you must wait 30 days to begin again. The date of your rebalancing must coincide with the same day of the month as your Issue Date. If you request rebalancing on your Policy application but do not specify a date for your first rebalancing, it will occur one period after the Issue Date. Otherwise, your first rebalancing will occur one period after we receive your completed request form. All subsequent rebalancing will occur at the intervals you have specified on the day of the month that coincides with the same day of the month as your Issue Date.

Generally, you may change the allocation percentages, frequency, or choice of Subaccounts at any time. If you include the Fixed Account in a Portfolio Rebalancing program, however, in any consecutive twelve months you may not change the allocation percentages more than twice and the total change to the Fixed Amount allocation may not exceed 20%. We may waive this restriction.

If your total Policy Value subject to rebalancing falls below any minimum value that we may establish, we may prohibit or limit your use of portfolio rebalancing. You may not use Dollar Cost Averaging and Portfolio Rebalancing at the same time. We may change, terminate, limit, or suspend Portfolio Rebalancing at any time.

SPECIALIZED USES OF THE POLICY. Because the Policy provides for an accumulation of Policy Value as well as a Death Benefit, you may wish to use it for various individual and business financial planning purposes. Purchasing the Policy in part for such purposes involves certain risks. For example, if the investment performance of the Subaccounts is poorer than expected or if sufficient Premiums are not paid, the Policy may lapse or may not accumulate sufficient Policy Value to fund the purpose for which you purchased the Policy. Withdrawals and Policy loans may significantly affect current and future Policy Value, Surrender Value, or Death Benefit proceeds. Depending upon the investment performance of the Portfolios in which the Subaccounts invest and the amount of a Policy loan, a Policy loan may cause your Policy to lapse. Because the Policy is designed to provide benefits on a long-term basis, before purchasing a Policy for a specialized purpose, you should consider whether the long-term nature of the Policy is consistent with the purpose for which it is being considered. In addition, using a Policy for a specialized purpose may have tax consequences. (See "Federal Tax Considerations," beginning on page 24.)

                    THE INVESTMENT AND FIXED ACCOUNT OPTIONS

SEPARATE ACCOUNT INVESTMENTS

PORTFOLIOS. Each of the Subaccounts of the Separate Account invests in the shares of one of the Portfolios. Each Portfolio is either an open-end management investment company registered under the Investment Company Act of 1940 or a separate investment series of an open-end management investment company. We have briefly described the Portfolios below. You should read the current Prospectuses for the Portfolios for more detailed and complete information concerning the Portfolios, their investment objectives and strategies, and the investment risks associated with the Portfolios. If you do not have a Prospectus for a Portfolio, contact us and we will send you a copy.

Each Portfolio holds its assets separate from the assets of the other Portfolios, and each Portfolio has its own distinct investment objective and policies. Each Portfolio operates as a separate investment fund, and the income, gains, and losses of one Portfolio generally have no effect on the investment performance of any other Portfolio.

We do not promise that the Portfolios will meet their investment objectives. Amounts you have allocated to Subaccounts may grow in value, decline in value, or grow less than you expect, depending on the investment performance of the Portfolios in which those Subaccounts invest. You bear the investment risk that those Portfolios possibly will not meet their investment objectives. YOU SHOULD CAREFULLY REVIEW THE PORTFOLIOS' PROSPECTUSES BEFORE ALLOCATING AMOUNTS TO THE SUBACCOUNTS OF THE SEPARATE ACCOUNT.

JANUS ASPEN SERIES (investment adviser: Janus Capital Corporation)

FLEXIBLE INCOME PORTFOLIO seeks to maximize total return from a combination of current income and capital appreciation, with an emphasis on current income. This Portfolio invests in all types of income-producing securities. This Portfolio may have substantial holdings of debt securities rated below investment grade. Investments in such securities present special risks; you are urged to carefully read the risk disclosure in the accompanying Prospectus for the Portfolio before allocating amounts to the Janus Flexible Income Subaccount.

BALANCED PORTFOLIO seeks both growth of capital and current income. This Portfolio usually invests 40-60% of its assets in securities selected primarily for their growth potential and 40-60% of its assets in securities selected primarily for their income potential.

GROWTH PORTFOLIO seeks long-term growth of capital by investing primarily in a diversified portfolio of common stocks of a large number of issuers of any size. Generally, this Portfolio emphasizes issuers with larger market capitalizations.

AGGRESSIVE GROWTH PORTFOLIO seeks long-term growth of capital. It is a non-diversified fund. It usually invests at least 50% of its equity assets in securities issued by medium-sized companies, which are companies whose market capitalizations at the time of purchase by the Portfolio fall within the same range as companies in the S&P MidCap 400 Index. This range is expected to change on a regular basis. This Portfolio may invest its remaining assets in smaller or larger issuers.

WORLDWIDE GROWTH PORTFOLIO seeks long-term growth of capital by investing in a diversified portfolio of common stocks of foreign and domestic issuers of any size. This Portfolio usually invests in issuers from at least five different countries including the United States.

FEDERATED INSURANCE MANAGEMENT SERIES (investment adviser: Federated Advisers)

FEDERATED UTILITY FUND II'S investment objective is to achieve high current income and moderate capital appreciation. The Portfolio invests primarily in equity and debt securities of utility companies that produce, transmit, or distribute gas and electric energy, as well as those companies that provide communications facilities, such as telephone and telegraph companies.

FEDERATED FUND FOR U.S. GOVERNMENT SECURITIES II'S investment objective is to provide current income. The Portfolio invests in direct obligations of the U.S. Government or its agencies or instrumentalities, and securities guaranteed by the U.S. Government, its agencies, or instrumentalities. This Portfolio may also invest in certain collateralized mortgage obligations and repurchase agreements.

FEDERATED HIGH INCOME BOND FUND II'S investment objective is to seek high current income. This Portfolio invests at least 65% of its assets in lower rated corporate debt obligations, such as preferred stocks, bonds, debentures, notes, equipment lease certificates and equipment trust certificates. Some of these fixed income securities may involve equity features. Under normal circumstances, this Portfolio will not invest more than 10% of the value of its total assets in equity securities.

FIDELITY VARIABLE INSURANCE PRODUCTS FUND (investment adviser: Fidelity Management & Research Company)

MONEY MARKET PORTFOLIO seeks to obtain as high a level of current income as is consistent with preserving capital and providing liquidity. This Portfolio will limit its investments to securities with remaining maturities of 397 days or less.

EQUITY-INCOME PORTFOLIO seeks reasonable income by investing primarily in income-producing equity securities. The goal is to achieve a higher yield than the composite yield of the S&P 500 Composite Stock Price Index. At least 65% of this Portfolio's assets will be invested in income producing common or preferred stock. The remainder will usually be invested in convertible and non-convertible debt obligations.

GROWTH PORTFOLIO seeks to achieve capital appreciation. This Portfolio usually purchases common stocks, although its investments are not restricted to any one type of security.

OVERSEAS PORTFOLIO seeks long-term growth of capital primarily through investments in foreign securities. At least 65% of this Portfolio's assets will be invested in securities of issuers outside of North America. Most issuers will be located in developed countries in the Americas, the Far East and Pacific Basin, Scandinavia and Western Europe.

FIDELITY VARIABLE INSURANCE PRODUCTS FUND II (investment adviser: Fidelity Management & Research Company)

ASSET MANAGER PORTFOLIO seeks to obtain high total return with reduced risk over the long term by allocating its assets among domestic and foreign stocks, bonds, and short-term fixed-income securities. Usually, this Portfolio's assets will be allocated within the following guidelines: 30-70% in stocks (equities); 20-60% in bonds (intermediate to long-term); and 0-50% in short-term instruments.

CONTRAFUND PORTFOLIO seeks capital appreciation by investing mainly in equity securities of companies that the Portfolio's adviser believes to be undervalued due to an overly pessimistic appraisal by the public. This Portfolio usually invests primarily in common stock and securities convertible into common stock, but it may invest in any type of security that may produce capital appreciation.

INDEX 500 PORTFOLIO seeks long-term capital growth through the purchase of a portfolio of securities that broadly represents the U.S. stock market, as measured by the S&P 500. By investing to match the return of the S&P 500, the Portfolio seeks to keep expenses low. The Portfolio does not expect to achieve potentially greater results than could be obtained by a fund that aggressively seeks growth.

THE ALGER AMERICAN FUND (investment adviser: Fred Alger Management)

INCOME AND GROWTH PORTFOLIO seeks primarily to provide a high level of dividend income. Capital appreciation is a secondary objective of the Portfolio. It is a fundamental policy of the Portfolio to invest at least 65% of its total assets in dividend paying equity securities, under normal circumstances. The Portfolio usually attempts to invest 100% of its assets in dividend paying equity securities.

SMALL CAPITALIZATION PORTFOLIO seeks long-term capital appreciation. Under normal circumstances, the Portfolio invests at least 65% of its total assets in equity securities of companies that at the time of purchase have total market capitalization within the range of companies included in the Russell 2000 Growth Index or the S&P SmallCap 600 Index. The Portfolio may invest its remaining assets in larger or smaller issuers.

GROWTH PORTFOLIO seeks long-term capital appreciation. Under normal circumstances, the Portfolio invests at least 65% of its total assets in equity securities of companies that have total market capitalization of $1 billion or greater. The Portfolio may invest up to 35% of its total assets in equity securities of companies that have total market capitalization of less than $1 billion.

MIDCAP GROWTH PORTFOLIO seeks long-term capital appreciation. Under normal circumstances, the Portfolio invests at least 65% of its total assets in equity securities of companies that have total market capitalization within the range of companies included in the S&P MidCap 400 Index.

LEVERAGED ALLCAP PORTFOLIO seeks long-term capital appreciation. Except during temporary defensive periods, the Portfolio invests at least 85% of its net assets in equity securities of companies of any size. The Portfolio may purchase put and call options and sell (write) covered call and put options on securities and securities indexes to increase gain and to hedge against the risk of unfavorable price movements, and may enter into futures contracts on securities indexes and purchase and sell call and put options on these futures contracts. The Portfolio may also borrow money for the purchase of additional securities.

SCUDDER VARIABLE LIFE INVESTMENT FUND (investment adviser: Scudder, Stevens & Clark, Inc.) The Scudder Variable Life Investment Fund has two classes of shares. The Subaccounts invest in Class A shares, which do not impose distribution fees.

BOND PORTFOLIO seeks high income from a high quality portfolio of debt securities. Under normal circumstances, this Portfolio invests at least 65% of its assets in bonds including those of the U.S. Government and its agencies and those of corporations and other notes and bonds paying high current income. This Portfolio can invest in a broad range of short, intermediate and long-term securities.

BALANCED PORTFOLIO seeks a balance of growth and income from a diversified portfolio of equity and fixed income securities. The Portfolio also seeks long-term preservation of capital through a quality-oriented investment approach that is designed to reduce risk. The Portfolio will invest its assets in equity securities, debt securities with maturities generally exceeding one year, and money market instruments and other debt securities with maturities generally not exceeding thirteen months. Not more than 75% of this Portfolio's net assets may be invested in stocks or other equity investments. Generally, 25%-50% of the Portfolio's net assets are invested in bonds.

GROWTH AND INCOME PORTFOLIO seeks long-term growth of capital, current income and growth of income. In pursuing these three objectives, the Portfolio invests primarily in common stocks, preferred stocks, and securities convertible into common stocks of companies which offer the prospect for growth of earnings while paying higher than average current dividends. The Portfolio allocates its investments among different industries and companies, and changes its portfolio securities for investment considerations and not for trading purposes.

GLOBAL DISCOVERY PORTFOLIO seeks above-average capital appreciation over the long term by investing primarily in the equity securities of small companies located throughout the world. The Portfolio is designed for investors looking for above-average appreciation potential (when compared with the overall domestic stock market as reflected by the S&P 500 Stock Composite Price Index) and the benefits of investing globally, but who are willing to accept above-average stock market risk, the impact of currency fluctuation, and little or no current income. The Portfolio generally invests in small, rapidly growing companies that offer the potential for above-average returns relative to larger companies, yet are frequently overlooked and thus undervalued by the market.

INTERNATIONAL PORTFOLIO seeks long-term growth of capital primarily through diversified holdings of marketable foreign equity investments. The Portfolio invests in companies, wherever organized, which do business primarily outside the United States. The Portfolio intends to diversify investments among several countries and to have represented in its holdings business activities in not less than three different countries, excluding the United States. The Portfolio invests primarily in equity securities of established companies, listed on foreign exchanges, which its adviser believes have favorable characteristics. It may also invest in fixed income securities of foreign governments and companies.

STRONG VARIABLE INSURANCE FUNDS, INC. (investment adviser: Strong Capital Management, Inc.)

DISCOVERY FUND II seeks capital growth. The Portfolio usually emphasizes equity investments, although it has the flexibility to invest in any security the adviser believes has the potential for capital appreciation. The Portfolio's strategy is to invest in a blend of small, mid- and large-cap companies that are in good businesses, are headed by capable and motivated management, and trade at attractive valuations.

OPPORTUNITY FUND II seeks capital growth. The Portfolio currently emphasizes medium-sized companies that the adviser believes are under-researched and attractively valued. To achieve its investment goals, the Portfolio seeks to find well-managed companies that have sustainable growth prospects but that are selling at prices below their private market values.

GROWTH FUND II seeks capital growth. The Portfolio invests primarily in equity securities that the adviser believes have above-average growth prospects and are selling at reasonable valuations. The Portfolio generally has over half of its assets in small- and mid-cap issues as these companies tend to have the highest growth rates.

T. ROWE PRICE INTERNATIONAL SERIES, INC. (investment adviser: Rowe Price-Fleming International, Inc., a joint venture between T. Rowe Price & Associates, Inc. and Robert Fleming Holdings, Ltd.)

INTERNATIONAL STOCK PORTFOLIO seeks long-term growth of capital through investments primarily in common stocks of established, non-U.S. companies. The Portfolio invests substantially all of its assets outside the United States and broadly diversifies its investments among countries throughout the world--developed, newly industrialized and emerging.

T. ROWE PRICE EQUITY SERIES, INC. (investment adviser: T. Rowe Price Associates, Inc.)

NEW AMERICA GROWTH PORTFOLIO seeks long-term growth of capital through investment primarily in the common stocks of U.S. growth companies which operate in service industries. The Portfolio will invest most of its assets in service companies, regardless of size, that the adviser believes to be above average performers in their fields. The Portfolio may invest up to 25% of its assets outside the service sector.

MID-CAP GROWTH PORTFOLIO seeks long-term growth of capital by investing primarily in the common stocks of companies with medium-sized market capitalizations and the potential for above-average earnings growth. Most of the assets will be invested in U.S. common stocks, but the Portfolio also may invest in other types of securities, such as foreign securities, when consistent with the Portfolio's investment objective.

EQUITY INCOME PORTFOLIO seeks to provide high current dividend income as well as long term capital appreciation by investing primarily in common stocks of established companies. Under normal circumstances, the Portfolio usually will invest at least 65% of its assets in common stocks of established companies paying above-average dividends which are expected to have favorable prospects for dividend growth and capital appreciation. The Portfolio may also invest in other securities such as fixed income and convertible securities.

MFS VARIABLE INSURANCE TRUST (investment adviser: Massachusetts Financial Services)

GROWTH WITH INCOME SERIES seeks reasonable current income, as well as long-term growth of capital and income. The Portfolio invests in stocks of companies that the adviser considers to be of high or improving investment quality. The Portfolio has the flexibility to invest in derivative securities when its managers believe such securities can provide better value relative to direct investments in stocks and bonds.

RESEARCH SERIES seeks to provide long-term growth of capital and future income. The Portfolio invests in the common stocks of companies the adviser believes possess better-than-average prospects for long-term growth. The Portfolio may invest up to 20% of its net assets in foreign and emerging market securities. Investing in foreign and emerging market securities involves special risks and may increase share price volatility. The Portfolio has the flexibility to invest in derivative securities when its adviser believes such securities can provide better value relative to direct investments in stocks and bonds.

EMERGING GROWTH SERIES seeks to provide long-term growth of capital. The Portfolio invests primarily in common stocks of companies that are early in their life cycles but which have the potential to become major enterprises. The Portfolio may also invest in more established companies whose earnings growth the adviser expects to accelerate because of special factors. Investing in emerging growth companies involves greater risk than is customarily associated with more established companies. The Portfolio also may invest up to 25% of its net assets in foreign and emerging market securities. The Portfolio has the flexibility to invest in derivative securities when its adviser believes such securities can provide better value relative to direct investments in stocks or bonds.

TOTAL RETURN SERIES seeks to provide above-average current income (compared to a portfolio invested entirely in equity securities) consistent with the prudent employment of capital. The Portfolio also seeks to provide reasonable opportunity for growth of capital and income. The Portfolio invests in both equities and fixed income securities. The equity segment is actively managed with a value-oriented style of investing. The fixed income segment is actively managed through shifts in maturity, duration, and sector components. The Portfolio may invest up to 20% of its assets in foreign and emerging market securities. The Portfolio has the flexibility to invest in derivative securities when its adviser believes such securities can provide better value relative to direct investments in stocks or bonds.

NEW DISCOVERY SERIES seeks capital appreciation. This Portfolio seeks to achieve its objective by investing under normal market conditions at least 65% of its total assets in companies that its adviser believes offer superior prospects for growth. Those securities may either be listed on securities exchanges or traded in the over-the-counter markets and may be U.S. or foreign companies.

Each Portfolio is subject to certain investment restrictions and policies which may not be changed without the approval of a majority of the shareholders of the Portfolio. See the accompanying Prospectuses of the Portfolios for further information.

We automatically reinvest all dividends and capital gains distributions from the Portfolios in shares of the distributing Portfolio at their net asset value. The income and realized and unrealized gains or losses on the assets of each Subaccount are separate and are credited to or charged against the particular Subaccount without regard to income, gains or losses from any other Subaccount or from any other part of our business. We will use the net Premiums you allocate to a Subaccount to purchase shares in the corresponding Portfolio and will redeem shares in the Portfolios to meet Policy obligations or make adjustments in reserves. The Portfolios are required to redeem their shares at net asset value and to make payment within seven days.

Certain of the Portfolios sell their shares to Separate Accounts underlying both variable life insurance and variable annuity contacts. It is conceivable that in the future it may be unfavorable for variable life insurance separate accounts and variable annuity separate accounts to invest in the same Portfolio. Although neither we nor any of the Portfolios currently foresees any such disadvantages either to variable life insurance or variable annuity contract owners, each Portfolio's Board of Directors intends to monitor events in order to identify any material conflicts between variable life and variable annuity contract owners and to determine what action, if any, should be taken in response thereto. If a Board of Directors were to conclude that separate investment funds should be established for variable life and variable annuity separate accounts, Lincoln Benefit will bear the attendant expenses.

VOTING RIGHTS. As a general matter, you do not have a direct right to vote the shares of the Portfolios held by the Subaccounts to which you have allocated your Policy Value. Under current law, however, you are entitled to give us instructions on how to vote those shares on certain matters. We will notify you when your instructions are needed and will provide proxy materials or other information to assist you in understanding the matter at issue. We will determine the number of votes for which you may give voting instructions as of the record date set by the relevant Portfolio for the shareholder meeting at which the vote will occur.

As a general rule, you are the person entitled to give voting instructions. However, if you assign your Policy, the assignee may be entitled to give voting instructions. Retirement plans may have different rules for voting by plan participants.

If you send us written voting instructions, we will follow your instructions in voting the Portfolio shares attributable to your Policy. If you do not send us written instructions, we will vote the shares attributable to your Policy in the same proportions as we vote the shares for which we have received instructions from other Policy owners. We will vote shares that we hold in the same proportions as we vote the shares for which we have received instructions from other Policy owners.

We may, when required by state insurance regulatory authorities, disregard Policy owner voting instructions if the instructions require that the shares be voted so as to cause a change in the sub-classification or investment objective of one or more of the Portfolios or to approve or disapprove an investment advisory contract for one or more of the Portfolios.

In addition, we may disregard voting instructions in favor of changes initiated by Policy owners in the investment objectives or the investment adviser of the Portfolios if we reasonably disapprove of the proposed change. We would disapprove a proposed change only if the proposed change is contrary to state law or prohibited by state regulatory authorities or we reasonably conclude that the proposed change would not be consistent with the investment objectives of the Portfolio or would result in the purchase of securities for the Portfolio which vary from the general quality and nature of investments and investment techniques utilized by the Portfolio. If we disregard voting instructions, we will include a summary of that action and our reasons for that action in the next semi-annual financial report to you.

This description reflects our view of currently applicable law. If the law changes or our interpretation of the law changes, we may decide that we are permitted to vote the Portfolio shares without obtaining instructions from our Policy owners, and we may choose to do so.

ADDITIONS, DELETIONS, AND SUBSTITUTIONS OF SECURITIES. If the shares of any of the Portfolios are no longer available for investment by the Separate Account or if, in the judgment of our Board of Directors, further investment in the shares of a Portfolio is no longer appropriate in view of the purposes of the Policy, we may add or substitute shares of another Portfolio or mutual fund for Portfolio shares already purchased or to be purchased in the future by Premiums under the Policy. We may not make a substitution of securities without the prior approval of the Securities and Exchange Commission. The Commission may impose conditions on its approval.

We also reserve the right to make the following changes in the operation of the Separate Account and the Subaccounts:

(a) to operate the Separate Account in any form permitted by law;

(b) to take any action necessary to comply with applicable law or obtain and continue any exemption from applicable laws;

(c) to transfer assets from one Subaccount to another, or from any Subaccount to our general account;

(d) to add, combine, or remove Subaccounts in the Separate Account; and

(e) to change the way in which we assess charges, as long as the total charges do not exceed the amount currently charged the Separate Account and the Portfolios in connection with the Policies.

If we take any of these actions, we will comply with the then applicable legal requirements.

THE FIXED ACCOUNT. THE PORTION OF THE POLICY RELATING TO THE FIXED ACCOUNT IS NOT REGISTERED UNDER THE SECURITIES ACT OF 1933 AND THE FIXED ACCOUNT IS NOT REGISTERED AS AN INVESTMENT COMPANY UNDER THE INVESTMENT COMPANY ACT OF 1940. ACCORDINGLY, NEITHER THE FIXED ACCOUNT NOR ANY INTERESTS IN THE FIXED ACCOUNT ARE SUBJECT TO THE PROVISIONS OR RESTRICTIONS OF THE 1933 ACT OR THE 1940 ACT, AND THE DISCLOSURE REGARDING THE FIXED ACCOUNT HAS NOT BEEN REVIEWED BY THE STAFF OF THE SEC. THE STATEMENTS ABOUT THE FIXED ACCOUNT IN THIS PROSPECTUS MAY BE SUBJECT TO GENERALLY APPLICABLE PROVISIONS OF THE FEDERAL SECURITIES LAWS REGARDING ACCURACY AND COMPLETENESS.

You may allocate part or all of your Premiums to the Fixed Account in states where it is available. The Fixed Account is not available in some states. Amounts allocated to the Fixed Account become part of the general assets of Lincoln Benefit. Allstate Life invests the assets of the general account in accordance with applicable laws governing the investments of insurance company general accounts.

We will credit interest to amounts allocated to the Fixed Account. We guarantee that the interest rate credited to the Fixed Account will be at least 4%. We may credit interest at a higher rate, but we are not obligated to do so. You assume the risk that interest credited to the Fixed Account may be no higher than the minimum guaranteed rate.

Transfers from the Fixed Account are subject to the limitations described on page 10 above. Also, as described on page 21 above, we may delay payment of partial withdrawals or Surrender Value from the Fixed Account for up to 6 months.

                           POLICY BENEFITS AND RIGHTS

DEATH BENEFIT. While your Policy is in force, we will pay the Death Benefit proceeds upon the death of the Insured. We will pay the Death Benefit proceeds to the named Beneficiary(ies) or contingent Beneficiary(ies). As described below in "Settlement Options", on page 20, we will pay the Death Benefit proceeds in a lump sum or under an optional payment plan.

The Death Benefit proceeds payable to the Beneficiary equal the applicable Death Benefit, less any Policy Debt and less any due and unpaid charges. The proceeds may be increased, if you have added a rider that provides an additional benefit. We will determine the amount of the Death Benefit proceeds as of the end of the Valuation Period during which the Insured dies. We will usually pay the Death Benefit proceeds within seven days after we have received due proof of death and all other requirements we deem necessary have been satisfied.

The amount of the Death Benefit will be based on the Death Benefit Option you have selected, any increases or decreases in the Face Amount, and in some instances your Policy Value.

DEATH BENEFIT OPTIONS. You may choose one of two Death Benefit options:

(1) If you select Option 1, the Death Benefit will be the greater of: (a) the Face Amount of the Policy or (b) the Policy Value multiplied by the applicable corridor percentage as described below.

(2) If you select Option 2, the Death Benefit will be the greater of: (a) the Face Amount plus the Policy Value, or (b) the Policy Value multiplied by the applicable corridor percentage as described below.

While your Policy remains in force, we guarantee that the Death Benefit will not be less than the greater of the current Face Amount of the Policy or the Policy Value multiplied by the applicable corridor percentage. We have set forth the applicable corridor percentages in the Policy. They vary according to the age of the Insured. We set the corridor percentages so as to seek to ensure that the Policies will qualify for favorable federal income tax treatment. An increase in Policy Value due to favorable investment experience may therefore increase the Death Benefit above the Face Amount, and a decrease in Policy Value due to unfavorable investment experience may decrease the Death Benefit (but not below the Face Amount).

EXAMPLES:

Face Amount                   $ 100,000  $ 100,000
Death Benefit Option                  1          1
Insured's Age                        45         45
Policy Value on Date of
 Death                        $  48,000  $  34,000
Applicable Corridor
 Percentage                        215%       215%
Death Benefit                 $ 103,200  $ 100,000

In Example A, the Death Benefit equals $103,200, I.E., the greater of $100,000 (the Face Amount) and $103,200 (the Policy Value at the Date of Death of $48,000, multiplied by the corridor percentage of 215%). This amount, less any Policy Debt and unpaid charges, constitutes the Death Benefit proceeds that we would pay to the Beneficiary.

In Example B, the Death Benefit is $100,000, i.e., the greater of $100,000 (the Face Amount) or $73,100 (the Policy Value of $34,000 multiplied by the corridor percentage of 215%).

Option 1 is designed to provide a specific amount of Death Benefit that does not vary with changes in the Policy Value. Therefore, under Option 1, as your Policy Value increases, the net amount at risk under your Policy will decrease. Under Option 2, on the other hand, the amount of the Death Benefit generally increases to reflect increases in the Policy Value. Therefore, if you select Option 2, your Policy generally will involve a constant net amount at risk. Since the cost of insurance charge on your Policy is based upon the net amount at risk, the cost of insurance charge will generally be less under a Policy with an Option 1 Death Benefit than under a similar Policy with an Option 2 Death Benefit. As a result, if the Subaccounts you select experience favorable investment results, your Policy Value will tend to increase faster under Option 1 than under Option 2, but the total Death Benefit under Option 2 will increase or decrease directly with changes in Policy Value. Thus, you may prefer Option 1 if you are more interested in the possibility of increasing your Policy Value based upon favorable investment experience, while you may prefer Option 2 if you are seeking to increase total Death Benefits.

You may change the Death Benefit option by writing to us at the address given on the first page of this Prospectus. If you ask to change from Option 2 to Option 1, we will increase the Face Amount of your Policy by the amount of the Policy Value. If you ask to change from Option 1 to Option 2, we will decrease the Face Amount of your Policy by the amount of the Policy Value. The change will take effect on the Monthly Deduction Day on or immediately following the date we receive your written request.

We do not currently require you to prove insurability for a change in Death Benefit options. We will not permit you to change the Death Benefit option under your Policy if afterward the Face Amount remaining in force would be less than $50,000.

CHANGE IN FACE AMOUNT. You may change the Face Amount after the first Policy Year. You may request the change by writing to us at the address shown on the first page of this Prospectus. You should be aware that a change in the Face Amount will change the net amount at risk and, therefore, the cost of insurance charges on your Policy. The change will take effect on the Monthly Deduction Day after we approve the request.

If you request a decrease in Face Amount, we will first apply it to coverage provided by the most recent increase in Face Amount, then to the next most recent increase successively and finally to the coverage under the original application. We will not permit a decrease in the Face Amount of your Policy if afterward the Face Amount remaining in force would be less than $50,000.

To apply for an increase in the Face Amount, you must submit to us a supplemental application, accompanied by satisfactory evidence that the Insured is insurable. We will not permit any increase in Face Amount after the Insured's 80th birthday. The minimum amount of a Face Amount increase is $10,000. You may not increase the Face Amount of your Policy more often than once every twelve months.

You should be aware that an increase in the Face Amount of your Policy will affect the cost of insurance charges applicable to your Policy. As noted above, we will deduct a larger amount of cost of insurance charges, because an increase in the Face Amount also will increase the net amount at risk under your Policy. We will not approve a request for a Face Amount increase if the Net Surrender Value is too small to pay the Monthly Deduction for the Policy Month following the increase. As described in "Surrender Charge" on page 23 of this Prospectus, if you increase the Face Amount of your Policy, your maximum surrender charge also will increase.

Finally, increases in the Face Amount of your Policy will also increase the Safety Net Premium amount.

OPTIONAL INSURANCE BENEFITS. You may ask to add one or more riders to your Policy to provide additional optional insurance benefits. We will require evidence of insurability before we issue a rider to you. We will deduct the cost of any riders as part of the Monthly Deduction. The riders we currently offer are described below. In our discretion we may offer additional riders or stop offering a rider.

CHILDREN'S LEVEL TERM RIDER: This rider provides for level term insurance on the Insured's children, as defined in the rider. We will provide coverage until the earlier of the child's 25th birthday or the Insured's age 65. We will pay the death benefit to the person designated by you. If the Insured dies while the rider is in effect, we will convert the coverage on each child to paid-up term insurance that will remain in force until the child reaches age 25. The rider may be exchanged for a new Policy on the earlier of each child's 25th birthday, or the Insured's age 65. We will not require evidence of insurability to exchange the rider.

ACCIDENTAL DEATH BENEFIT: Under this rider, we will provide additional insurance if the Insured dies from accidental bodily injury as defined in the rider. This rider ends when one of the following occurs: (1) the Policy terminates; (2) the next Policy Anniversary after the Insured's 70th birthday; or (3) you ask to end the rider.

CONTINUATION OF PREMIUM: Under this rider, we will contribute a monthly amount to the Policy Value if the Insured becomes totally disabled as defined in the rider. This rider ends when one of the following occurs: (1) the Policy terminates; (2) the Insured reaches age 60; or (3) you ask to end the rider.

ADDITIONAL INSURED RIDER: This rider provides life insurance coverage on an additional Insured. We will pay the Face Amount of the rider to the named Beneficiary when we receive due proof that the additional Insured died while the rider was in force. You may renew the coverage until the additional Insured reaches age 99. Until the additional Insured's 75th birthday, you may exchange the rider for a new Policy on the additional Insured's life, subject to certain conditions as defined in the rider. We will not require evidence of insurability to exchange the rider.

PRIMARY INSURED RIDER: This rider provides additional term life insurance coverage on the primary Insured. You may renew this coverage until you reach age
99. Until you reach age 75, you may exchange the rider for a new Policy. In addition, after the fifth Policy Year and until you reach age 75, you may convert the rider to the base Policy. We will not require evidence of insurability to exchange or convert the Policy.

If your Policy was issued in connection with a Qualified Plan, we may not be able to offer you some of the benefits provided by these riders.

POLICY LOANS. While the Policy is in force, you may borrow money from us using the Policy as the only security for your loan. Loans have priority over the claims of any assignee or any other person. The maximum amount available for a loan is 90% of the Surrender Value of your Policy at the end of the Valuation Period in which we receive your loan request. Other restrictions may apply if your Policy was issued in connection with a Qualified Plan. In addition, if you have named an irrevocable Beneficiary, you must also obtain his or her written consent before we make a Policy loan to you.

We will ordinarily disburse your loan to you within seven days after we receive your loan request at our home office. We may, however, postpone payment in the circumstances described in "Postponement of Payments" on page 39. While the Policy remains in force, you may repay the loan in whole or in part without any penalty at any time while the Insured is living.

When we make a Policy loan to you, we will transfer to the Loan Account a portion of the Policy Value equal to the loan amount. We will also transfer in this manner Policy Value equal to any due and unpaid loan interest. We will usually take the transfers from the Subaccounts and the Fixed Account in the percentages that you specified for the allocation of Premiums. However, we will not withdraw amounts from the Fixed Account equaling more than the total loan multiplied by the ratio of the Fixed Account to the Policy Value immediately preceding the loan. The amounts allocated to the Loan Account will be credited with interest at the Loan Credited Rate stated in your Policy.

You may borrow an amount equal to your Policy Value, less all Premiums paid, as a Preferred Loan. The interest rate charged for Preferred Loans is 4.0% per year. We will treat any other loan as a Standard Loan. The interest rate on Standard Loans is 6.0% per year.

Interest on Policy loans accrues daily and is due at the end of each Policy Year. If you do not pay the interest on a Policy loan when due, the unpaid interest will become part of the Policy loan and will accrue interest at the same rate. In addition, we will transfer the difference between the value of the Loan Account and the Policy Debt on a pro-rata basis from the Subaccounts and the Fixed Account to the Loan Account.

If you have a loan with another insurance company, and you are terminating that policy to buy one from us, usually you would repay the old loan during the process of surrendering the old policy. Income taxes on the interest earned may be due. We permit you to carry this old loan over to your new Policy through a Tax Code Section 1035 tax-free exchange, up to certain limits. The use of a
Section 1035 tax-free exchange may avoid any income tax liability that would be due if the old loan was extinguished.

If you transfer a Policy loan from another insurer as part of Section 1035 tax-free exchange, we will treat a loan of up to 20% of your Policy Value as a Preferred Loan. If the amount due is more than 20% of your Policy Value, we will treat the excess as a Standard Loan. The treatment of transferred Policy loans is illustrated in the following example:

Transferred Policy
 Value                     $  190,000
Transferred Policy
 Loan                          40,000
                             --------
Surrender Value            $  150,000
20% of Policy Value        $   38,000
Preferred Loan             $   38,000
Standard Loan              $    2,000

If the total outstanding loan(s) and loan interest exceeds the surrender value of your Policy, we will notify you and any assignee in writing. To keep the Policy in force, we will require you to pay a Premium sufficient to keep the Policy in force for at least three more months. If you do not pay us sufficient Premium within the 61-day Grace Period, your Policy will lapse and terminate without value. As explained in the section entitled "Lapse and Reinstatement" on page 38, however, you may subsequently reinstate the Policy. Before we will permit you to reinstate the Policy, we will require either repayment or reimbursement of any Policy Debt that was outstanding at the end of the Grace Period. If your Policy lapses while a Policy loan is outstanding, you may owe taxes or suffer other adverse tax consequences. Please consult a tax adviser for details.

All or any part of any Policy loan may be repaid while the Policy is still in effect. If you have a Policy loan outstanding, we will assume that any payment we receive from you is to be applied as Premium to your Policy Value, unless you tell us to treat your payment as a loan repayment. If you designate a payment as a loan repayment or interest payments, your payment will be allocated among the Subaccounts and the Fixed Account using the same percentages used to allocate Net Premiums, and an amount equal to the payment will be deducted from the Loan Account.

A Policy loan, whether or not repaid, will have a permanent effect on the Policy Value because the investment results of each Subaccount and the Fixed Account will apply only to the amount remaining in that account. The longer a loan is outstanding, the greater the effect is likely to be. The effect could be favorable or unfavorable. If the Subaccounts and/or Fixed Account earn more than the annual interest rate for amounts held in the Loan Account, your Policy Value will not increase as rapidly as it would if you had not taken a Policy loan. If the Subaccounts and/or Fixed Account earn less than that rate, then your Policy Value will be greater than it would have been if you had not taken a Policy loan. Also, if your do not repay a Policy loan, total outstanding Policy Debt will be subtracted from the Death Benefit and Surrender Value otherwise payable.

AMOUNT PAYABLE ON SURRENDER OF THE POLICY. While your Policy is in force, you may fully surrender your Policy. Upon surrender, we will pay you the Net Surrender Value determined as of the day we receive your written request. Your Policy will terminate on the day we receive your written request, or the date requested by you, whichever is later. We may require that you give us your Policy document before we pay you the surrender proceeds.

The Net Surrender Value equals the Policy Value, minus any applicable surrender charge, minus any Policy Debt. We will determine the Net Surrender Value as of the end of the Valuation Period during which we received your request for surrender. We will pay you the Net Surrender Value of the Policy within seven days of our receiving your complete written request or on the effective surrender date you have requested, whichever is later.

You may receive the surrender proceeds in a lump sum or under any of the settlement options described in "Settlement Options" on page 20.

The tax consequences of surrendering the Policy are discussed in "Federal Tax Considerations," beginning on page 24.

PARTIAL WITHDRAWALS. While the Policy is in force after the first Policy Year, you may receive a portion of the Net Surrender Value by making a partial withdrawal from your Policy. You must request the partial withdrawal in writing. Your request will be effective on the date received. Before we pay any partial withdrawal, you must provide us with a completed withholding form.

The minimum partial withdrawal amount is $500. We will subtract the partial withdrawal service fee of $10 from your withdrawal proceeds. You may not make a partial withdrawal that would reduce the Net Surrender Value to less than $500.

You may specify how much of your partial withdrawal you wish taken from each Subaccount or from the Fixed Account. You may not, however, withdraw from the Fixed Account more than the total withdrawal amount times the ratio of the Fixed Account to your total Policy Value immediately prior to the withdrawal.

If you have selected Death Benefit Option 1, a partial withdrawal will reduce the Face Amount of your Policy as well as the Policy Value. We will reduce the Face Amount by the amount of the partial withdrawal. The Face Amount after a partial withdrawal may not be less than $50,000. If you have previously increased the Face Amount of your Policy, your partial withdrawals will first reduce the Face Amount of the most recent increase, then the most recent increases successively, then the coverage under the original Policy.

Under Option 2, a reduction in Policy Value as a result of a partial withdrawal will typically result in a dollar for dollar reduction in the life insurance proceeds payable under the Policy.

The tax consequences of partial withdrawals are discussed in "Federal Tax Considerations" beginning page 24.

SETTLEMENT OPTIONS. We will pay the surrender proceeds or Death Benefit proceeds under the Policy in a lump sum or under one of the settlement options that we then offer. You may request a settlement option by notifying us in writing at the address given on the first page of this Prospectus. We will transfer to our Fixed Account any amount placed under a settlement option and it will not be affected by the investment performance of the Separate Account.

You may request that the proceeds of the Policy be paid under a settlement option by submitting a request to us in writing before the death of the Insured. If at the time of the Insured's death no settlement option is in effect, the Beneficiary may choose a settlement option not more than 12 months after the Death Benefit is payable and before it is paid. If you change the Beneficiary, the existing choice of settlement option will become invalid and you may either notify us that you wish to continue the pre-existing choice of settlement option or select a new one.

The amount applied to a settlement option must include at least $5,000 of Policy Value and result in installment payments of not less than $50. We will not permit surrenders or partial withdrawals after payments under a settlement option commence.

We currently offer the five settlement options described below:

OPTION a - INTEREST. We will hold the proceeds, credit interest to them, and pay out the funds when the person entitled to them requests.

OPTION b - FIXED PAYMENTS. We will pay a selected monthly income until the proceeds, and any interest credits, are exhausted.

OPTION c - LIFE INCOME - GUARANTEED PERIOD CERTAIN. We will pay the proceeds in a monthly income for as long as the payee lives. You may also select a guarantee period of between five and twenty years. If a guarantee period is selected, we will make monthly payments at least until the payee dies. If the payee dies before the end of the guarantee period, we will continue payments to a successor payee until the end of the guarantee period. If no guarantee period is selected or if the payee dies after the end of the guarantee period, we will stop payments when the payee dies. It is possible for the payee to receive only one payment under this option, if the payee dies before the second payment is due and you did not choose a guarantee period.

OPTION d - JOINT AND SURVIVOR. We will pay the proceeds in a monthly income to two payees for as long as either payee is alive. Payments will stop when both payees have died. It is possible for the payees to receive only one payment, if both payees die before the second payment is due.

OPTION e - PERIOD CERTAIN. We will pay the proceeds in monthly installments for a specified number of years, from five to twenty-five years. If the payee dies before the end of the specified period, we will pay the remaining guaranteed payments to a successor payee.

In addition, we may agree to other settlement option plans. Write or call us to obtain information about them.

When the proceeds are payable, we will inform you concerning the rate of interest we will credit to funds left with us. We guarantee that the rate of interest will be at least 3.5%. We may pay interest in excess of the guaranteed rate.

MATURITY. The Policies have no maturity date. Your Policy will continue as long as Net Surrender Value is sufficient to cover Monthly Deductions.

LAPSE AND REINSTATEMENT. If the Net Surrender Value is less than the Monthly Deduction due on a Monthly Deduction Day and the Safety Net Premium feature is not in effect, your Policy may lapse. You will be given a 61-day Grace Period in which to pay enough additional Premium to keep the Policy in force after the end of the Grace Period.

At least 30 days before the end of the Grace Period, we will send you a notice telling you that you must pay the amount shown in the notice by the end of the Grace Period to prevent your Policy from terminating. The amount shown in the notice will be sufficient to cover the Monthly Deduction(s) due and unpaid. You may pay additional Premium if you wish.

The Policy will continue in effect through the Grace Period. If the Insured dies during the Grace Period, we will pay a Death Benefit in accordance with your instructions. However, we will reduce the proceeds by an amount equal to Monthly Deduction(s) due and unpaid. See "Death Benefit," on page 16. If you do not pay us the amount shown in the notice before the end of the Grace Period, your Policy will end at the end of the Grace Period.

If the Policy lapses, you may apply for reinstatement of the Policy by paying us the reinstatement Premium and any applicable charges required under the Policy. You must request reinstatement within five years of the date the Policy entered a Grace Period. The reinstatement Premium is equal to an amount sufficient to
(1) cover all unpaid Monthly Deductions for the Grace Period, and (2) keep your Policy in force for three months. If a Policy loan was outstanding at the time of lapse, you must either repay or reinstate the loan before we will reinstate your Policy. In addition, we may require you to provide evidence of insurability satisfactory to us. The Face Amount upon reinstatement cannot exceed the Face Amount of your Policy at its lapse. The Policy Value on the reinstatement date will reflect the Policy Value at the time of termination of the Policy plus the Premium paid at the time of reinstatement. All Policy charges will continue to be based on your original Issue Date.

CANCELLATION AND EXCHANGE RIGHTS. You may cancel your Policy by returning it to us within ten days after you receive it, or after whatever longer period may be permitted by state law. If you return your Policy, the Policy terminates and, in most states, we will pay you an amount equal to your Policy Value on the date we receive the Policy from you, plus any charges previously deducted. Your Policy Value usually will reflect the investment experience of the Subaccounts and the Fixed Account as you have allocated your Net Premium. In some states, we are required to send you the amount of your Premiums. In those states, we may hold all Premiums received from you in the Money Market Subaccount until the end of the cancellation period. Since state laws differ as to the consequences of returning a Policy, you should refer to your Policy for specific information about your circumstances.

In addition, during the first two Policy Years or the first two years after an increase in the Face Amount, if the Policy is in force you may amend the Policy to convert it into a non-variable universal life insurance policy. We will accomplish this by transferring all of your Policy Value to the Fixed Account and ending your right under the Policy to allocate Policy Value to the Subaccounts. We will not require evidence of insurability. We will not charge you to perform this amendment.

The net amount at risk (I.E., the difference between the Death Benefit and the Policy Value) under the amended policy will be equal to or less than the net amount at risk under the previous coverage. Premiums and charges under the amended policy will be based on the same risk classification as the previous coverage.

POSTPONEMENT OF PAYMENTS. We may defer for up to fifteen days the payment of any amount attributable to a Premium paid by check to allow the check a reasonable time to clear. We may postpone paying any amount for a total surrender or a partial withdrawal, the disbursement of a Policy loan, or the payment of the Death Benefit Proceeds, in the following circumstances:

(1) whenever the New York Stock Exchange ("NYSE") is closed (other than customary weekend and holiday closings);

(2) when trading on the NYSE is restricted or an emergency exists, as determined by the SEC, so that disposal of the Separate Account's investments or determination of the value of its net assets is not reasonable practicable; or

(3) at any other time permitted by the SEC for your protection.

In addition, we may delay payment of the Surrender Value in the Fixed Account for up to six months or a shorter period if required by law. If we defer payment for more than 30 days we will add interest at our current rate from the time you asked for the Surrender Value.

                             DEDUCTIONS AND CHARGES

PREMIUM TAX CHARGE AND PREMIUM EXPENSE CHARGE. Before we allocate a Premium to the Policy Value, we will subtract the premium tax charge and the premium expense charge. The premium tax charge will equal 2.5% of your Premiums. This charge is intended to help us pay state premium taxes and other related state and local taxes. State premium tax rates currently range up to 4.0%. Accordingly, the 2.5% deducted from your Premium may be more or less than the taxes assessed in your state. We will subtract this charge from amounts transferred from other policies issued by other insurers or by us, if state law imposes a premium tax on transferred amounts.

The premium expense charge will be 3.5% of each Premium for the first ten Policy Years and 1.5% of each Premium thereafter. 2.0% of the 3.5% charge during the first ten Policy Years is intended to help compensate us for our actual sales expenses, which include agents' sales commissions and other sales and distribution expenses. The remainder of this charge is intended to help compensate us for certain Federal taxes and other expenses related to the receipt of Premiums.

MONTHLY DEDUCTION. On each Monthly Deduction Day, we will deduct from your Policy Value a Monthly Deduction to cover certain charges and expenses in connection with the Policy. The Monthly Deduction is intended to compensate us for expenses incurred in connection with the issuance of a Policy, the cost of life insurance, the cost of any optional insurance benefits and certain administrative expenses. The administrative expenses include salaries, postage, telephone, office equipment and periodic reports.

The Monthly Deduction is the sum of the following four items: (1) the policy fee; (2) the mortality and expense risk charge; (3) the cost of insurance charge for your Policy; and (4) the cost of any benefit rider.

We will allocate the mortality and expense risk charge pro rata among the Subaccounts in proportion to the amount of your Policy Value in each Subaccount. We will allocate the remainder of the Monthly Deduction pro rata among the Subaccounts and the Fixed Account.

POLICY FEE: The monthly policy fee will be $7.50 per month. This charge compensates us for administrative expenses such as salaries, postage, telephone, office equipment and periodic reports.

MORTALITY AND EXPENSE RISK CHARGE: For the first fourteen Policy Years, the monthly mortality and expense risk charge will be calculated at an annual rate equivalent to 0.72% of the net Policy Value allocated to the Subaccounts. Thereafter, we intend to charge an annual rate of 0.36%, and we guarantee that we will not charge more than 0.48%. The mortality and expense risk charge is not assessed against your Policy Value in the Fixed Account. This charge compensates us for the mortality and expense risks that we assume in relation to the Policies. The mortality risk assumed includes the risk that the cost of insurance charges specified in the Policy will be insufficient to meet claims. We also assume a risk that, on the Monthly Deduction Day preceding the death of an Insured, the Death Benefit will exceed the amount on which the cost of insurance charges were based. The expense risk assumed is that expenses incurred in issuing and administering the Policies will exceed the administrative charges set in the Policy.

COST OF INSURANCE CHARGE: The cost of insurance is determined monthly. The cost of insurance charge is determined by multiplying the applicable current cost of insurance rate per $1,000 by the net amount risk for each Policy Month. The net amount at risk is (a) - (b), where: (a) is the Death Benefit as of the prior Monthly Deduction Day divided by 1.0032737; and (b) is the Policy Value as of the prior Monthly Deduction Day.

EXAMPLE:

Face Amount                                       $ 100,000
Death Benefit Option                                      1
Policy Value on the Prior Monthly Deduction Day   $  30,000
Insured's Attained Age                                   45
Corridor Percentage                                    215%
Death Benefit                                     $ 100,000

On the Monthly Deduction Day in this example, the Death Benefit as then computed would be $100,000, because the Face Amount ($100,000) is greater than the Policy Value multiplied by the applicable corridor percentage ($30,000 x 215% = $64,500). Since the Policy Value on that date is $30,000, the cost of insurance charges per $1000 are applied to the difference in the net amount at risk of $69,674 (($100,000/1.00327374) - $30,000).

Assume that the Policy Value in the above example was $50,000. The Death Benefit would then be $107,500 (215% x $50,000), since this is greater than the Face Amount ($100,000). The cost of insurance rates in this case would be applied to the net amount at risk of $57,149 (($107,500/1.00327374) - $50,000).

Because the Policy Value and, as a result, the amount for which we are at risk under your Policy may vary monthly, your cost of insurance charge probably will be different each month.

We determine the cost of insurance charge separately for the initial Face Amount and each subsequent increase. The cost of insurance charge covers our anticipated mortality costs for standard and substandard risks. We determine the current cost of insurance rates, but we guarantee that we will never charge you a cost of insurance rate higher than the guaranteed cost of insurance rates shown in the Policy. We base the cost of insurance rate on the sex, issue age, Policy Year, and premium rating class of the Insured. However, we issue unisex policies in Montana and in connection with Qualified Plans. Although we will base the current cost of insurance rate on our expectations as to future mortality experience, that rate will never exceed a maximum cost of insurance rate based on the 1980 Commissioners Standard Ordinary ("1980 CSO") Smoker and Non-Smoker Mortality Table based on the Insured's sex and age last birthday. Our cost of insurance rates for unisex Policies will never exceed a maximum based on the 1980 CSO Table B assuming a blend of 80% male and 20% female lives.

If we ever charge you a cost of insurance rate during the first five Policy Years that is greater than the rate provided by the rate scale in effect on the Issue Date we will notify you. For 60 days after we mail that notice, you may surrender your Policy without paying any surrender charge.

DEDUCTION FOR SEPARATE ACCOUNT INCOME TAXES. We are not currently maintaining a provision for taxes. In the future, however, we may establish a provision for taxes if we determine, in our sole discretion, that we will incur a tax as a result of the operation of the Separate Account. We will deduct for any taxes we incur as a result of the operation of the Separate Account, whether or not we previously made a provision for taxes and whether or not it was sufficient. Our status under the Tax Code is briefly described on page 25 below.

PORTFOLIO EXPENSES. You indirectly bear the charges and expenses of the Portfolios whose shares are held by the Subaccounts to which you allocate your Policy Value. The table below contains a summary of current estimates of those charges and expenses. For more detailed information about those charges and expenses, please refer to the Prospectuses for the appropriate Portfolios. We may receive compensation from the investment advisers or administrators of the Portfolios in connection with administrative service and cost savings experienced by the investment advisers or administrators.

                               PORTFOLIO EXPENSES
                     (AS A PERCENTAGE OF PORTFOLIO ASSETS)

                                                                              TOTAL FUND
                                                     MANAGEMENT                  OTHER                   ANNUAL
PORTFOLIO                                               FEES                   EXPENSES                 EXPENSES
Janus Flexible Income Portfolio                               [to be provided by pre-effective amendment]
Janus Balanced Portfolio
Janus Growth Portfolio
Janus Aggressive Growth Portfolio
Janus Worldwide Growth Portfolio
Federated Utility Fund II
Federated Fund for U.S. Government Securities
 II
Federated High Income Bond Fund II
Fidelity VIP Money Market Portfolio

                                                                              TOTAL FUND
                                                     MANAGEMENT                  OTHER                   ANNUAL
PORTFOLIO                                               FEES                   EXPENSES                 EXPENSES
Fidelity VIP Equity-Income Portfolio
Fidelity VIP Growth Portfolio
Fidelity VIP Overseas Portfolio
Fidelity VIP II Asset Manager Portfolio
Fidelity VIP II Contrafund Portfolio
Fidelity VIP II Index 500 Portfolio
The Alger Income and Growth Portfolio
The Alger Small Capitalization Portfolio
The Alger Growth Portfolio
The Alger MidCap Growth Portfolio
The Alger Leveraged AllCap Portfolio
Scudder Bond Portfolio
Scudder Balanced Portfolio
Scudder Growth and Income Portfolio
Scudder Global Discovery Portfolio
Scudder International Portfolio
Strong Discovery Fund II
Strong Opportunity Fund II
Strong Growth Fund II
T. Rowe Price International Stock Portfolio
T. Rowe Price New America Growth Portfolio
T. Rowe Price Mid-Cap Growth Portfolio
T. Rowe Price Equity Income Portfolio
MFS Growth with Income Series
MFS Research Series
MFS Emerging Growth Series
MFS Total Return Series
MFS New Discovery Series

[footnotes to be added by pre-effective amendment]

SURRENDER CHARGE. If you surrender your Policy, we may subtract a surrender charge from the surrender proceeds. The surrender charge will equal the amount shown in the surrender charge table in your Policy, plus any additional surrender charge due to increases in the Face Amount of your Policy. The surrender charge is based on the Face Amount of your Policy, and also depends on the Issue Age, premium class and sex of the Insured. After the fifth Policy Year, the initial surrender charge gradually declines until it decreases to $0 after the end of the fourteenth Policy Year.

The premium expense charge and the surrender charge are imposed to cover our actual sales expenses, which include agents' sales commissions and other sales and distribution expenses. We expect to recover total sales expenses of the Policies over the life of the Policies. However, the premium expense charge and surrender charge paid with respect to a particular Policy may be higher or lower than the distribution expenses we incurred in connection with that Policy. To the extent distribution costs are not recovered by the surrender charge, we may make up any shortfall from the assets of our general account, which includes funds derived from the mortality and expense charge on the Separate Account assets.

If you increase the Face Amount of your Policy, an additional surrender charge will apply for fourteen years from the effective date of the increase. We will determine the additional surrender charge separately for each increase in the Face Amount of your Policy. The additional surrender charge will equal: (a) the amount of the increase in Face Amount, in thousands, times (b) the applicable surrender charge rate shown in your Policy for the Insured's attained age at the time of the increase, times (c) the applicable surrender percentage shown in your Policy for the number of years elapsed since the increase.

The surrender percentages start at 100%, begin to decline at the end of five years after the effective date of the increase, and decrease to 0% at the end of fourteen years.

If you decrease the Face Amount, the applicable surrender charge will remain the same.

We will not subtract any portion of the then applicable surrender charge from a partial withdrawal. We will, however, subtract a partial withdrawal service fee of $10 from the amount withdrawn, to cover our expenses relating to the partial withdrawal.

We will not assess a surrender charge on surrenders under Policies issued to employees of Lincoln Benefit or its affiliates or issued to spouses or minor children of those employees.

TRANSFER FEE. We currently are not charging a transfer fee. The Policy, however, permits us to charge a transfer fee of $10 on the second and each subsequent transaction in each calendar month in which transfer(s) are effected between Subaccount(s) and/or the Fixed Account. We will notify you if we begin to charge this fee.

The transfer fee will be deducted from the Policy Value that remains in the Subaccount(s) or Fixed Account from which the transfer was made. If that amount is insufficient to pay the transfer fee, we will deduct the fee from the transferred amount.

                           GENERAL POLICY PROVISIONS

STATEMENTS TO POLICY OWNERS. We will maintain all records relating to the Separate Account and the Subaccounts. Each year we will send you a report showing information concerning your Policy transactions in the past year and the current status of your Policy. The report will include information such as the Policy Value as of the end of the current and the prior year, the current Death Benefit, Surrender Value, Policy Debt, partial withdrawals, earnings, Premiums paid, and deductions made since the last annual report. We will also include any information required by state law or regulation. If you ask us, we will send you an additional report at any time. We may charge you up to $25 for this extra report. We will tell you the current charge before we send you the report.

In addition, we will send you the reports required by the 1940 Act. We will mail you confirmation notices or other appropriate notices of Policy transactions quarterly or more frequently if required by law. You should therefore give us prompt written notice of any address change. You should read your statements and confirmations carefully and verify their accuracy. You should contact us promptly with any questions.

LIMIT ON RIGHT TO CONTEST. We may not contest the insurance coverage under the Policy after the Policy has been in force for two years while the Insured is alive. If the Policy has lapsed and been reinstated, we may not contest the reinstatement after two years from the date of the reinstatement while the Insured is alive. We may not contest any increase in the Face Amount of the Policy after the increase has been in effect for two years while the Insured is alive.

SUICIDE. If the Insured commits suicide while sane or kills him- or herself while insane within two years of the Issue Date or within two years of any increase in the Face Amount, we are not required to pay the full Death Benefit that would otherwise be payable. Instead, if within two years of the Issue Date the Insured commits suicide while sane or kills him- or herself while insane, we will not pay the Death Benefit and instead will pay you an amount equal to the Policy Value less any Policy Debt and the Policy will stop. If within two years of the effective date of any increase in the Face Amount the Insured commits suicide while sane or kills him- or herself while insane, we will pay the Beneficiary a Death Benefit based on the Face Amount prior to the increase and we will pay you an amount equal to the total cost of insurance charges for the increase.

MISSTATEMENT AS TO AGE AND SEX. If the age or sex of the Insured is incorrectly stated in the application, we will adjust the Death Benefit appropriately as specified in the Policy.

BENEFICIARY. You name the original Beneficiary(ies) and Contingent Beneficiary(ies) in the application for the Policy. You may change the Beneficiary or Contingent Beneficiary at any time, except irrevocable Beneficiaries and Contingent Beneficiaries may not be changed without their consent.

You must request a change of Beneficiary in writing. We will provide a form to be signed and filed with us. Your request for a change in Beneficiary or Contingent Beneficiary will take effect when we receive it, effective as of the date you signed the form. Until we receive your change instructions, we are entitled to rely on your most recent instructions in our files. Accordingly, we are not liable for making a payment to the person shown in our files as the Beneficiary or treating that person in any other respect as the Beneficiary, even if instructions that we subsequently receive from you seek to change your Beneficiaries effective as of a date before we made the payment or took the action in question.

If you name more than one Beneficiary, we will divide the Death Benefit among your Beneficiaries according to your most recent written instructions. If you have not given us written instructions, we will pay the Death Benefit in equal shares to the Beneficiaries. If one of the Beneficiaries dies before you, we will divide the Death Benefit among the surviving Beneficiaries.

Different rules may apply if your Policy was issued in connection with a Qualified Plan.

ASSIGNMENT. You may assign your Policy as collateral security, unless it was issued in connection with a Qualified Plan. You must notify us in writing if you assign the Policy. Until we receive notice from you, we are not liable for any action we may take or payments we may make that may be contrary to the terms of your assignment. We are not responsible for the validity of an assignment. Your rights and the rights of the Beneficiary may be affected by an assignment.

DIVIDENDS. We will not pay any dividend under the Policies.

                           FEDERAL TAX CONSIDERATIONS

NOTE: We based the following discussion upon our understanding of current federal income tax law applicable to life insurance policies in general. We cannot predict the probability that any changes in those laws will be made. Also, we do not guarantee the tax status of the Policies. You bear the complete risk that the Policies may not be treated as "life insurance policies" under federal income tax laws. You should seek tax advice concerning the effect on your personal tax liability of the transactions permitted under the

Policies, as well as any other questions you may have concerning the tax status of the Policy or the possibility of changes in the tax law.

TAXATION OF LINCOLN BENEFIT AND THE SEPARATE ACCOUNT. We are taxed as a life insurance company under Part I of Subchapter L of the Tax Code. The operations of the Separate Account are taxed as part of the operations of Lincoln Benefit. Investment income and realized capital gains are automatically applied to increase reserves under the Policies. Under existing federal income tax law, we believe that the Separate Account investment income and realized net capital gains will not be taxed to the extent that they are applied to increase the reserves under the Policies.

Accordingly, we do not anticipate that Lincoln Benefit will incur any federal income tax liability attributable to the Separate Account. Therefore, we are not making any charge or provision for federal income taxes. However, if the tax treatment of the Separate Account is changed, we may charge the Separate Account for its share of the resulting federal income tax.

In several states we may incur state and local taxes on the operations of the Separate Account. We currently are not making any charge or provision for them against the Separate Account. We do, however, use part of the premium tax charge to offset these taxes. If these taxes should be increased, we may make a charge or provision for them against the Subaccounts. If we do so, the performance of the Subaccounts will be reduced.

TAXATION OF POLICY BENEFITS. The Policy is structured to satisfy the definition of a life insurance contract under the Tax Code. As a result, the Death Benefit ordinarily will be fully excluded from the gross income of the Beneficiary. The Death Benefit will be included in your gross estate for Federal estate tax purposes if the proceeds are payable to your estate. The Death Benefit will also be included in your estate, if the Beneficiary is not your estate but you retained incidents of ownership in the Policy. Examples of incidents of ownership include the right to change Beneficiaries, to assign the Policy or revoke an assignment, and to pledge the Policy or obtain a Policy loan. If you own and are the Insured under a Policy and if you transfer all incidents of ownership in the Policy more than three years before your death, the Death Benefit will not be included in your gross estate. State and local estate and inheritance tax consequences may also apply.

Under the Tax Code, if you borrow a Policy loan, the loan usually is not treated as income to you. Similarly, if you take a partial withdrawal of Policy Value, the withdrawal usually is treated as income to you only to the extent the amount withdrawn exceeds the Premiums paid. However, as discussed immediately below, if your Policy is deemed to be a "modified endowment contract", you may receive less favorable tax treatment of pre-death distributions and Policy loans.

Finally, in the absence of final regulations or other pertinent interpretations of the Tax Code, some uncertainty exists as to whether a substandard risk Policy will meet the statutory definition of a life insurance contract. If a Policy were deemed not to be a life insurance contract for tax purposes, it would not provide most of the tax advantages usually provided by a life insurance contract. We reserve the right to amend the Policies to comply with any future changes in the Tax Code any regulations or rulings under the Tax Code and any other requirements imposed by the Internal Revenue Service.

In addition, you may use the Policy in various arrangements, including non-qualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. Therefore, if you are contemplating the use of a Policy in any arrangement the value of which depends in part on its tax consequences, you should be sure to consult a qualified tax adviser regarding the tax treatment of the proposed arrangement.

MODIFIED ENDOWMENT CONTRACTS. A tax law amendment in 1988 changed the federal income tax treatment of pre-death withdrawals from a class of life insurance contracts referred to as modified endowment contracts. Unlike other life insurance contracts, amounts received before death from a modified endowment contract, including partial withdrawals and Policy loans, are treated first as income (to the extent of gain) and then as return of Premium. If your Policy were deemed to be a modified endowment contract, all modified endowment contracts issued by Lincoln or its affiliates to you during any calendar year would be treated as one contract in determining the amount to be treated as income. Finally, an additional 10% income tax is generally imposed on the taxable portion of amounts received before age 59 1/2.

In general, a modified endowment contract is a life insurance contract entered into or materially changed after June 20, 1988 that fails to meet a "7-pay test". Under the 7-pay test, if the amount of Premiums paid under the life insurance contract at any time during the first seven Policy Years exceeds the sum of the net level premiums which would have been paid if the contract provided for paid-up future benefits after the payment of seven level annual payments, the contract is a modified endowment contract. A Policy may have to be reviewed under the 7-pay test even after the first seven Policy Years in the case of certain events such as a material modification of the Policy as discussed below. If there is a reduction in the benefits under the contract during any 7-pay testing period, the 7-pay test is applied using the reduced benefits level.

Any distribution made within two years before a Policy fails the 7-pay test is treated as made in anticipation of such failure. Whether or not a particular Policy meets these definitional requirements is dependent on the date the contract was entered into, premiums paid and the periodic Premiums to be paid, the level of Death Benefits, any changes in the level of Death Benefits, the extent of any prior cash withdrawals, and other factors. A life insurance policy which is issued in exchange for a modified endowment contract will also be treated as a modified endowment contract. If action is required to be taken in order to prevent your Policy from being deemed to be a modified endowment contract, we will advise you.

You should consult with counsel and other tax advisers to determine how these rules apply to your individual situation and before paying unscheduled Premiums, increasing or decreasing the specified Face Amount, adding or removing a rider, or making any other significant change to your Policy. Our annual statement to you will indicate whether your Policy may be deemed a modified endowment contract.

DIVERSIFICATION REQUIREMENTS. Section 817(h) of the Tax Code requires that the underlying assets of variable life insurance contracts be diversified. The Tax Code provides that a variable life insurance contract will not be treated as a life insurance contract for federal income tax purposes for any period and any subsequent period for which the investments are not adequately diversified. If the Policy were disqualified for this reason, you would lose the tax deferral advantages of the Policy and would be subject to current federal income taxes on all earnings allocable to the Policy.

The Tax Code provides that variable life insurance contracts such as the Policy meet the diversification requirements if, as of the close of each quarter, the underlying assets meet the diversification standards for a regulated investment company, and no more than 55% of the total assets consist of cash, cash items, U.S. Government securities and securities of other regulated investment companies. For purposes of determining whether or not the diversification standards of Section 817(h) of the Tax Code have been met, each United States government agency or instrumentality is treated as a separate issuer.

The United States Treasury Department (the "Treasury Department") also has issued regulations that establish diversification requirements for the investment accounts underlying variable contracts such as the Policies. These regulations amplify the diversification requirements set forth in the Tax Code and provide an alternative to the provision described above. Under these regulations, an investment account will be deemed adequately diversified if: (1) no more than 55% of the value of the total assets of the account is represented by any one investment; (2) no more than 70% of the value of the total assets of the account is represented by any two investments; (3) no more than 80% of the value of the total assets of the account is represented by any three investments; and (4) no more than 90% of the value of the total assets of the account is represented by any four investments.

These diversification standards are applied to each Subaccount of the Separate Account by applying them to the investments of the Portfolio underlying the Subaccount. One of our criteria in selecting the Portfolios is that their investment managers intend to manage them in compliance with these diversification requirements.

OWNER CONTROL. In certain circumstances, variable life insurance contract owners will be considered the owners, for tax purposes, of separate account assets underlying their contracts. In those circumstances, the contract owners could be subject to taxation on the income and gains from the separate account assets.

In published rulings, the Internal Revenue Service has stated that a variable insurance contract owner will be considered the owner of separate account assets, if the owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. When the diversification regulations were issued, the Treasury Department announced that in the future it would provide guidance on the extent to which variable contract owners could direct their investments among Subaccounts without being treated as owners of the underlying assets of the Separate Account. As of the date of this Prospectus, no such guidance has been issued.

The ownership rights under the Policy are similar in many respects to those described in IRS rulings in which the contract owners were not deemed to own the separate account assets. In some respects, however, they differ. For example, under the Policy you have many more investment options to choose from than were available under the contracts involved in the published rulings, and you may be able to transfer Policy Value among the investment options more frequently than in the published rulings. Because of these differences, it is possible that you could be treated as the owner, for tax purposes, of the Portfolio shares underlying your Policy and therefore subject to taxation on the income and gains on those shares. Moreover, it is possible that the Treasury's position, when announced, may adversely affect the tax treatment of existing Policies. We therefore reserve the right to modify the Policy as necessary to attempt to prevent you from being considered the owner for tax purposes of the underlying assets.

POLICY LOAN INTEREST. Interest paid on loans against a Policy is generally not deductible.

QUALIFIED PLANS. The Policy may be suitable for purchase by Qualified Plans, which are pension and profit-sharing plans established by corporations, partnerships, sole proprietors and other eligible organizations which are qualified for favorable tax treatment under Section 401(a) and 403(b) of the Tax Code. The primary purpose of a Qualified Plan is to provide retirement benefits for the participants and any pre-retirement benefit, such as life insurance protection, must be incidental to this primary purpose or the plan risks disqualification. Unisex cost of insurance rates apply to Policies issued in connection with Qualified Plans. The tax treatment of "qualified" life insurance policies differs from traditional life insurance; tax advice on these matters should be sought from competent tax counsel.

The rules regarding the use of life insurance in connection with Qualified Plans are complex. Special limitations may apply if you purchase a Policy as "qualified" life insurance. These limitations may restrict, among other things, your ability to transfer your Policy and assign your Policy or Policy benefits. In addition, these tax rules govern certain incidental life insurance provisions such as premium limitations, joint and survivor annuity provisions, spousal rights, required minimum distributions, eligibility for plan distributions, and supplemental benefit restrictions.

TAX ADVICE. This summary is not a complete discussion of the tax treatment of the Policy. You should seek tax advice from an attorney who specializes in tax issues.

                             DESCRIPTION OF LINCOLN
                          BENEFIT LIFE COMPANY AND THE
                                SEPARATE ACCOUNT

LINCOLN BENEFIT LIFE COMPANY. Lincoln Benefit Life Company is a stock life insurance company organized under the laws of the state of Nebraska in 1938. Our legal domicile and principal business address is 206 South 13th Street, Lincoln, Nebraska. Lincoln Benefit is a wholly-owned subsidiary of Allstate Life Insurance Company ("Allstate Life"), a stock life insurance company incorporated under the laws of the State of Illinois. Allstate Life is a wholly-owned subsidiary of Allstate Insurance Company ("Allstate"), a stock property-liability insurance company incorporated under the laws of Illinois. All outstanding capital stock of Allstate is owned by the Allstate Corporation.

We are authorized to conduct life insurance and annuity business in the District of Columbia, Guam and all states except New York. We intend to market the Policy everywhere we conduct variable life insurance business. The Policies offered by this Prospectus are issued by us and will be funded in the Separate Account and/or the Fixed Account.

Through our reinsurance agreement with Allstate Life, all of the assets backing our reinsured liabilities are owned by Allstate Life. These assets represent our general account and are invested and managed by Allstate Life. While the reinsurance agreement provides us with financial backing from Allstate Life, it does not create a direct contractual relationship between Allstate Life and you.

Lincoln Benefit is highly rated by independent agencies, including A.M. Best, Moody's, and Standard & Poor's. These ratings are based on our reinsurance agreement with Allstate Life, and reflect financial soundness and strong operating performance. The ratings are not intended to reflect the financial strength or investment experience of the Separate Account. We may from time to time advertise these ratings in our sales literature.

The Company also acts as the sponsor for one other of its Separate Accounts that is a registered investment company: Lincoln Benefit Life Variable Annuity Account. The officers and employees of the Company are covered by a fidelity bond in the amount of $5,000,000. No person beneficially owns more than 5% of the outstanding voting stock of The Allstate Corporation, of which the Company is an indirect wholly-owned subsidiary.

EXECUTIVE OFFICERS AND DIRECTORS OF LINCOLN BENEFIT. Our directors and executive officers are listed below, together with information as to their dates of election and principal business occupations during the last five years (if other than their present occupation).

JANET P. ANDERBERY, VICE PRESIDENT AND CONTROLLER, 1994; Associate Vice President and Controller, 5/84-4/94, Lincoln Benefit Life Company; Vice President and Controller, 1/94-present, Surety Life Insurance Company; Vice President and Controller, 5/93-present, Lincoln Benefit Financial Services, Inc.

DOUGLAS F. GAER; EXECUTIVE VICE PRESIDENT, 1997; DIRECTOR, 1981; Senior Vice President, 4/95-2/97, Senior Vice President and Treasurer, 4/94-3/95, Vice President, 3/81-4/94, Director, 1981-present, Lincoln Benefit Life Company; Senior Vice President and Treasurer, 1/94-present, Director, 6/95-present, Surety Life Insurance Company; Director, 5/93-present, Lincoln Benefit Financial Services, Inc.

PETER H. HECKMAN; VICE CHAIRMAN OF THE BOARD, 1996; DIRECTOR, 1990; Vice President, Director, 4/92-present, Glenbrook Life & Annuity Company; Vice President, 11/90-12/97, Director, 9/90-12/97, Glenbrook Life Insurance Company; Vice President, 6/89-present, Director, 7/90-present, Allstate Life Insurance Company of New York; Vice President, 4/89-present, Director, 12/88-present, Allstate Life Insurance Company; Vice President, 12/88-present, Director, 12/88-present, Northbrook Life Insurance Company; Director, 5/90-present, Surety Life Insurance Company; Director, 5/90-present, Lincoln Benefit Life Company; Director 5/91-9/93, Allstate Life Financial Services.

WILLIAM F. KRUEGER; SENIOR VICE PRESIDENT, 1994; DIRECTOR, 1987; Senior Vice President, 4/94-present, Vice President 1/84-4/94, Director, 1987-present, Lincoln Benefit Life Company; Senior Vice President, 9/96-present, Director, 6/95-present, Surety Life Insurance Company; Vice President, Director, 5/93-present, Lincoln Benefit Financial Services, Inc.

LOUIS G. LOWER, II; CHAIRMAN OF THE BOARD, CHIEF EXECUTIVE OFFICER, 1989; DIRECTOR, 1989; Chairman of the Board and President, 4/92-6/95, Chairman of the Board and Chief Executive Officer, 6/95-present, Glenbrook Life and Annuity Company; Chairman of the Board and President, 1/91-12/95, Chairman of the Board and Chief Executive Officer, 12/95-12/97, Director, 9/90-12/97, Glenbrook Life Insurance Company; President, 1/90-present, Executive Vice President, 1/89-1/90, Senior Vice President and Treasurer, 10/86-12/88, Director, Allstate Life Insurance Company; Chairman of the

Board and Chief Executive Officer, 6/95-present, Chairman of the Board and President, 4/90-6/95, Chairman of the Board, 4/90-7/90, Executive Vice President, 1/89-4/90, Senior Vice President and Treasurer, 10/86-4/89, Director, Northbrook Life Insurance Company; Chairman of the Board and President, 6/90-present, Vice President and Treasurer 12/86-6/90, Director, Allstate Life Insurance Company of New York; Chairman of the Board and Chief Executive Officer, Director, 5/90-present, Lincoln Benefit Life Company; Chairman of the Board and Chief Executive Officer, 3/90-present, Director, 5/89-present, Surety Life Insurance Company; Group Vice President, 1976-1989, Director, Allstate Insurance Company; Director, 4/90-present, Allstate Settlement Company; Director, 5/91-present, Allstate Life Financial Services.

JOHN J. MORRIS, SENIOR VICE PRESIDENT/SECRETARY, 1994; DIRECTOR, 1987; Senior Vice President and Secretary, 4/94-present, Vice President and Secretary, 8/85-4/94, Director, 1987-present, Lincoln Benefit Life Company; Senior Vice President, 9/96-present, Director, 6/95-present, Surety Life Insurance Company; Vice President and Secretary, Director, 5/93-present, Lincoln Benefit Financial Services Inc.

ROBERT E. RICH; EXECUTIVE VICE PRESIDENT, 1996; DIRECTOR, 1987; Senior Vice President/Chief Actuary and Treasurer, 4/95-5/96, Senior Vice President, Assistant Secretary, 4/94-3/95, Vice President/Assistant Secretary, 1/84-4/94, Director, 1987-present, Lincoln Benefit Life Company; Executive Vice President, 7/96-present, Senior Vice President and Chief Actuary, 1/94-6/96, Director, 9/93-present, Surety Life Insurance Company; Director, 5/93-present, Lincoln Benefit Financial Services, Inc.

KEVIN R. SLAWIN; DIRECTOR, 1996; Director and Vice President-Finance and Planning, 1996-present, Allstate Life Insurance Company; Director, 1996-present, Allstate Life Insurance Company of New York; Director, 1996-present, Laughlin Group Holdings, Inc.; Director, 1996-present, Northbrook Life Insurance Company; Director, 1996-12/97, Surety Life Insurance Company; Director, 1996-present, Glenbrook Life Insurance Company; Assistant Vice President, Assistant Treasurer, Allstate Insurance Company, 1995-1996.

MICHAEL J. VELOTTA; DIRECTOR, 1992; Vice President, Secretary and General Counsel, 1/93-present, Director, 12/92-present, Allstate Life Insurance Company; Vice President, Secretary and General Counsel, 1/93-12/97, Director, 12/92-12/97, Glenbrook Life Insurance Company; Vice President, Secretary and General Counsel, 1/93-present, Director, 12/92-present, Glenbrook Life and Annuity Company; Vice President, Secretary and General Counsel, 1/93-present, Director, 12/92-present, Allstate Life Insurance Company of New York; Vice President, Secretary and General Counsel, 1/93-present, Director, 12/92-present, Northbrook Life Insurance Company; Vice President, Secretary and General Counsel, 1/93-present, Director, 12/92-present, Surety Life Insurance Company; Assistant Vice President and Assistant General Counsel, 1989, Allstate Insurance Company; Director, 12/92-present, Lincoln Benefit Life Company.

RANDY J. VON FUMETTI; SENIOR VICE PRESIDENT, 1996; DIRECTOR, 1996; Senior Vice President, 9/96-present, Director, 9/96-present; Surety Life Insurance Company; Senior Actuary and Director, 8/87-9/96, Allstate Life Insurance Company.

CAROL S. WATSON; SENIOR VICE PRESIDENT/GENERAL COUNSEL, 1994; DIRECTOR, 1992; Senior Vice President and General Counsel, 4/94-present, Vice President and General Counsel, 7/91-4/94, Director, 5/92-present, Lincoln Benefit Life Company; Senior Vice President, Corporate Secretary and General Counsel, 1/98-present, Senior Vice President, Assistant Secretary and General Counsel, Director, 6/95-present, Surety Life Insurance Company; President, 12/96-present, Vice President and General Counsel, 5/93-11/96, Director, 5/93-present, Lincoln Benefit Financial Services, Inc.

PATRICIA W. WILSON, DIRECTOR, 1997; Assistant Vice President/ Assistant Secretary/Assistant Treasurer, 7/97-present, Assistant Vice President, 1/93-7/97, Allstate Life Insurance Company; Assistant Vice President, 6/91-present, Director, 6/97-present, Allstate Life Insurance Company of New York; Assistant Treasurer, 7/97-12/97, Glenbrook Life Insurance Company; Assistant Treasurer, 7/97-present, Glenbrook Life and Annuity Company; Assistant Vice President/Assistant Secretary/Assistant Treasurer, 7/97-present, Northbrook Life Insurance Company; Director, 7/97-present, Surety Life Insurance Company.

B. EUGENE WRAITH; PRESIDENT, CHIEF OPERATING OFFICER, 1996; DIRECTOR, 1984; President and Chief Operating Officer, 3/96-present, Senior Vice President, 4/94-3/96, Vice President, 12/81-4/94, Director, 1984-present, Lincoln Benefit Life Company; President and Chief Operating Officer, 3/96-present, Executive Vice President, 1/94-3/96, Director, 9/93-present, Surety Life Insurance Company; Chairman of the Board, 1/97-present, Director, 5/93-present, President, 5/93-11/96, Lincoln Benefit Financial Services, Inc.

FINANCIAL INFORMATION CONCERNING LINCOLN BENEFIT. You should consider the financial statements for Lincoln Benefit that are attached to the end of this Prospectus only as bearing on the Company's ability to meet its obligations under the Policy. They do not relate to the investment performance of the assets held in the Separate Account.

SEPARATE ACCOUNT. Lincoln Benefit Life Variable Life Account was originally established in 1990, as a segregated asset account of Lincoln Benefit. The Separate Account meets the definition of a "separate account" under the federal securities laws and is registered with the SEC as a unit investment trust under the Investment Company Act of 1940. The SEC does not supervise the management of the Separate Account or Lincoln Benefit.

We own the assets of the Separate Account, but we hold them separate from our other assets. To the extent that these assets are attributable to the Policy Value of the Policies offered by this Prospectus, these assets are not chargeable with liabilities arising out of any other business we may conduct. Income, gains, and losses, whether or not realized, from assets allocated to the Separate Account are credited to or charged against the Separate Account without regard to our other income, gains, or losses. Our obligations arising under the Policies are general corporate obligations of Lincoln Benefit.

The Separate Account is divided into Subaccounts. The assets of each Subaccount are invested in the shares of one of the Portfolios. We do not guarantee the investment performance of the Separate Account, its Subaccounts or the Portfolios. Values allocated to the Separate Account will rise and fall with the values of shares of the Portfolios and are also reduced by Policy charges. We use the Separate Account to fund our other variable universal life insurance policies. We will account separately for each type of variable life insurance policy funded by the Separate Account.

SAFEKEEPING OF THE SEPARATE ACCOUNT'S ASSETS. We hold the assets of the Separate Account. We keep those assets physically segregated and held separate and apart from our general account assets. We maintain records of all purchases and redemptions of shares of the Portfolios.

STATE REGULATION OF LINCOLN BENEFIT. We are subject to the laws of Nebraska and regulated by the Nebraska Department of Insurance. Every year we file an annual statement with the Department of Insurance covering our operations for the previous year and our financial condition as of the end of the year. We are inspected periodically by the Department of Insurance to verify our contract liabilities and reserves. We also are examined periodically by the National Association of Insurance Commissioners. Our books and records are subject to review by the Department of Insurance at all times. We are also subject to regulation under the insurance laws of every jurisdiction in which we operate.

                            DISTRIBUTION OF POLICIES

The Policies described in this Prospectus are sold by registered representatives of broker-dealers who are our licensed insurance agents, either individually or through an incorporated insurance agency.

Lincoln Benefit Financial Services, Inc. ("LBFS") serves as distributor of the Policies. LBFS is located at 206 South 13th Street, Lincoln, Nebraska 68508-1993. LBFS is our wholly-owned subsidiary. It is registered as a broker-dealer under the Securities Exchange Act of 1934, and is a member of the National Association of Securities Dealers, Inc.

Registered representatives of LBFS who sell the Policy will be paid a maximum sales commission of approximately 70% of all Premiums up to the commissionable first year premium plus 2.50% of any additional Premiums in the first year. In addition, certain bonuses and managerial compensation may be paid. We pay all such commissions and incentives.

                               LEGAL PROCEEDINGS

There are no pending legal proceedings affecting the Separate Account. Lincoln Benefit and its subsidiaries are engaged in routine law suits which, in our management's judgment, are not of material importance to their respective total assets or material with respect to the Separate Account.

                                 LEGAL MATTERS

All matters of Nebraska law pertaining to the Policy, including the validity of the Policy and our right to issue the Policy under Nebraska law, have been passed upon Carol S. Watson, Senior Vice President and General Counsel of Lincoln Benefit. Legal matters relating to the federal securities laws in connection with the Policies described in this prospectus are being passed upon by the law firm of Jordan Burt Boros Cicchetti Berenson & Johnson, 1025 Thomas Jefferson St., East Lobby, Washington, D.C. 20007-5201.

                             REGISTRATION STATEMENT

We have filed a registration statement with the SEC, Washington, D.C., under the Securities Act of 1933 as amended, with respect to the Policies offered by this Prospectus. This Prospectus does not contain all the information set forth in the registration statement and the exhibits filed as part of the registration statement. You should refer to the registration statement and the exhibits for further information concerning the Separate Account, Lincoln Benefit, and the Policies. The descriptions in this Prospectus of the Policies and other legal instruments are summaries. You should refer to those instruments as filed for their precise terms.

                                    EXPERTS

The financial statements of the Company and the Separate Account and consolidated financial statements for Lincoln Benefit Life Company as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997 and the related financial statement schedule included in this Prospectus have been audited by Deloitte & Touche LLP, Two Prudential Plaza, 180 North Stetson Avenue, Chicago, IL 60601-6779, independent auditors, as stated in their reports. We have included those financial statements and the supplemental schedule in reliance upon the reports of Deloitte & Touche LLP, given upon their authority as experts in accounting and auditing. Actuarial matters included in this Prospectus, including the hypothetical Policy illustrations, have been examined by Dean M. Way, Vice President and Actuary of the Company, and are included in reliance upon his opinion as to their reasonableness. [Illustrations to be provided by pre-effective amendment].

                              FINANCIAL STATEMENTS

[to be added by pre-effective amendment]

                                    APPENDIX

              ILLUSTRATIONS OF SURRENDER VALUES AND DEATH BENEFITS

The following tables illustrate how the Surrender Values and Death Benefits of a Policy change with the investment experience of the Portfolios. The tables show how the Surrender Values and Death Benefits of a Policy issued to an Insured of a given age and underwriting risk classification who pays the specified annual Premium would vary over time if the investments return on the assets held in the underlying Portfolio(s) was a uniform, gross, after-tax annual rate of 0%, 6%, or 12%. The tables on pages A-2 and A-3 illustrate a Policy issued to a [male, age 45, $150,000] Face Amount, under a preferred nonsmoker risk classification and Death Benefit Option 1.

The illustrations assume annual payment of $[    ], which is the Safety Net
Premium (see Safety Net Premium, page   ). Payment of this Premium each year
would guarantee Death Benefit coverage for ten years, regardless of investment performance, assuming no loans or withdrawals are taken.

The illustration on page A-2 assumes current charges and cost of insurance rates, while the illustration on page A-3 assumes maximum guaranteed charges and cost of insurance rates (based on the 1980 Commissioners Standard Ordinary Mortality Table).

The amounts shown for the Death Benefit, Policy Value and Surrender Value reflect the fact that the net investment return of the Subaccounts is lower than the gross, after-tax return on the assets held in the Portfolios as a result of expenses paid by the Portfolios and charges levied against the Subaccounts. The values shown take into account the average daily investment advisory fees paid by the Portfolios, which is equivalent to an average annual rate of [xx%] of the average daily net assets of the Funds, and the average of other daily Portfolio expenses, which is equivalent to an average annual rate of [xx%] of the average daily net assets of the Funds. Also reflected is our monthly charge to the Policy Value for assuming mortality and expense risks. The current charge for the first fourteen Policy Years is an annual rate of 0.72% of the average net assets of the Subaccounts, with a maximum charge of 0.48% of average daily net assets thereafter. The illustrations also reflect the deduction from Premiums for premium tax of 2.5% of Premium, the premium expense charge of 3.5% of Premium for the first ten years and 1.5% thereafter, and the monthly Policy fee of $7.50. After deduction of these amounts, the illustrated gross annual investment rates of return of 0%, 6%, and 12%, "Assuming Current Costs" correspond to approximate net annual rates of [x.xx%, x.xx%, and x.xx%], respectively. The illustrated gross annual investment rates of return of 0%, 6%, and 12%, "Assuming Guaranteed Costs" correspond to approximate net annual rates of return of [x.xx%, x.xx%, and x.xx%], respectively.

The hypothetical values shown in the tables do not reflect any charges for Federal income taxes against the Separate Account, since we are not currently making this charge. However, this charge may be made in the future and, in that event, the gross annual investment rate of return would have to exceed 0%, 6%, and 12% by an amount sufficient to cover the tax charge in order to produce the Death Benefits, Policy Values and Surrender Values illustrated (see "Federal Tax Considerations," page 24).

The tables illustrate the Policy Values, Surrender Values and Death Benefits that would result based upon the hypothetical investment rates of return if Premiums are paid as indicated, if all net Premiums are allocated to the Separate Account, and if no Policy loans are taken. The tables also assume that you have not requested an increase or decrease in the face amount of the Policy and that no partial surrenders or transfers have been made.

Upon request, we will provide a comparable illustration based upon the proposed Insured's actual age, sex and underwriting classification, the Face Amount, Death Benefit option, the proposed amount and frequency of Premiums paid and any available riders requested.

                          LINCOLN BENEFIT LIFE COMPANY
                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                           HYPOTHETICAL ILLUSTRATIONS

                               MALE ISSUE AGE 45

                             Face Amount [$150,000]
                             Annual Premium [$xxxx]
                           Preferred Non-Smoker Class
                             Death Benefit Option 1

                        Current Cost of Insurance Rates

                          DEATH BENEFIT
                 Assuming Hypothetical Gross and
                 Net Annual Investment Return of
     Policy     0% Gross    6% Gross    12% Gross
      Year      x.xx% Net   x.xx% Net   x.xx% Net
       1
       2
       3
       4
       5
       6
       7
       8
       9
       10
       15
  20 (age 65)
  30 (age 75)
  40 (age 85)
  54 (age 99)

                        POLICY VALUE                       SURRENDER VALUE
               Assuming Hypothetical Gross and     Assuming Hypothetical Gross and
               Net Annual Investment Return of     Net Annual Investment Return of
   Policy     0% Gross    6% Gross    12% Gross   0% Gross    6% Gross    12% Gross
    Year      x.xx% Net   x.xx% Net   x.xx% Net   x.xx% Net   x.xx% Net   x.xx% Net
     1
     2
     3
     4
     5
     6
     7
     8
     9
     10
     15
20 (age 65)
30 (age 75)
40 (age 85)
54 (age 99)

Assumes the Premium shown is paid at the beginning of each Policy Year. Values would be different if Premiums are paid with a different frequency or in different amounts.

Assumes that no Policy loans or withdrawals have been made. An * indicates lapse in the absence of additional Premium.

The hypothetical investment rates of return shown above and elsewhere in this Prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual investment rates of return may be more or less than those shown and will depend on a number of different factors, including the investment allocations by the Policy owner and different investment rates of return for the Portfolios. The Death Benefit, Policy Value, and surrender value for a Policy would be different from those shown if the actual investment rates of return averaged the rates shown above over a period of years, but fluctuated above or below those averages for individual Policy Years. No representation can be made by the Company or any Portfolio that this assumed investment rate of return can be achieved for any one year or sustained over a period of time.

                          LINCOLN BENEFIT LIFE COMPANY
                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                           HYPOTHETICAL ILLUSTRATIONS

                               MALE ISSUE AGE 45

                             Face Amount [$150,000]
                             Annual Premium [$xxxx]
                           Preferred Non-Smoker Class
                             Death Benefit Option 1

                       Guaranteed Cost of Insurance Rates

                        DEATH BENEFIT
               Assuming Hypothetical Gross and
               Net Annual Investment Return of
   Policy     0% Gross    6% Gross    12% Gross
    Year      x.xx% Net   x.xx% Net   x.xx% Net
     1
     2
     3
     4
     5
     6
     7
     8
     9
     10
     15
20 (age 65)
30 (age 75)
40 (age 85)
54 (age 99)

                        POLICY VALUE                       SURRENDER VALUE
               Assuming Hypothetical Gross and     Assuming Hypothetical Gross and
               Net Annual Investment Return of     Net Annual Investment Return of
   Policy     0% Gross    6% Gross    12% Gross   0% Gross    6% Gross    12% Gross
    Year      x.xx% Net   x.xx% Net   x.xx% Net   x.xx% Net   x.xx% Net   x.xx% Net
     1
     2
     3
     4
     5
     6
     7
     8
     9
     10
     15
20 (age 65)
30 (age 75)
40 (age 85)
54 (age 99)

Assumes the Premium shown is paid at the beginning of each Policy Year. Values would be different if Premiums are paid with a different frequency or in different amounts.

Assumes that no Policy loans or withdrawals have been made. An * indicates lapse in the absence of additional Premium.

The hypothetical investment rates of return shown above and elsewhere in this Prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual investment rates of return may be more or less than those shown and will depend on a number of different factors, including the investment allocations by the Policy owner and different investment rates of return for the Portfolios. The Death Benefit, Policy Value, and surrender value for a Policy would be different from those shown if the actual investment rates of return averaged the rates shown above over a period of years, but fluctuated above or below those averages for individual Policy Years. No representation can be made by the Company or any Portfolio that this assumed investment rate of return can be achieved for any one year or sustained over a period of time.

Assumes the Premium shown is paid at the beginning of each Policy Year. Values would be different if Premiums are paid with a different frequency or in different amounts.

                             PART II - OTHER INFORMATION


                             UNDERTAKING TO FILE REPORTS

     Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, as amended, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.


                        REPRESENTATION AS TO FEES AND CHARGES

Lincoln Benefit Life Company hereby represents that the fees and charges deducted under the Flexible Premium Variable Universal Life Insurance Policy hereby registered by this Registration Statement in the aggregate are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Lincoln Benefit Life Company.


                       REPRESENTATION PURSUANT TO RULE 6e-3(T)

     This filing is made pursuant to Rule 6e-3(T) under the Investment Company Act of 1940, as amended (the "1940 Act").


                          UNDERTAKING AS TO INDEMNIFICATION

     Insofar as indemnification for liability arising under the Securities Act of 1933, as amended (the "Securities Act"), may be permitted to directors, officers and controlling persons of the Registrant, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                       CONTENTS OF THIS REGISTRATION STATEMENT

This Registration Statement consists of the following papers and documents:

     Facing Sheet
     Cross-Reference Sheet
     Prospectus consisting of ___ pages
     Undertaking to File Reports
     Undertaking As To Indemnification
     Representation As To Fees and Charges
     Representation Pursuant to Rule 6e-3(T)
     Signature Pages
     Exhibits

                                     EXHIBIT LIST

1. Exhibits required by paragraph A of the instructions as to Exhibits of Form N-8B-2

     (1) Resolution of the Board of Directors of Lincoln Benefit Life Company authorizing establishment of the Lincoln Benefit Life Variable Life Account (filed herewith)

     (2)  Custodian Agreement (not applicable)

     (3)  (a)  Form of Principal Underwriting Agreement (filed herewith)

          (b)  Form of Selling Agreement (filed herewith)

          (c)  Schedule of Sales Commissions (filed herewith)

     (4) Other Agreements between the depositor, principal underwriter, and custodian with respect to Registrant or its securities (not applicable)

     (5)  Specimen Policy (filed herewith)

     (6) (a) Articles of Incorporation of Lincoln Benefit Life Company, as amended (filed herewith)

          (b)  By-laws of Lincoln Benefit Life Company (filed herewith)

     (7)  Insurance Company Blanket Bond (filed herewith)

     (8)  Participation Agreements

          (a) Fund Participation Agreement between Janus Aspen Series and Lincoln Benefit Life Company (filed herewith)

          (b) Participation Agreement among Lincoln Benefit Life Company and Variable Insurance Products Fund and Fidelity Distributors Corporation (filed herewith)

          (c) Participation Agreement among Lincoln Benefit Life Company and Variable Insurance Products Fund II and Fidelity Distributors Corporation (filed herewith)

          (d) (1) Participation Agreement among The Alger American Fund, Lincoln Benefit Life Company and Fred Alger and Company, Incorporated (filed herewith)

               (2) Service Agreement between Fred Alger Management, Inc. and Lincoln Benefit Life Company (filed herewith)

          (e) (1) Participation Agreement between Scudder Variable Life Investment Fund and Lincoln Benefit Life Company (filed herewith)

               (2) Reimbursement Agreement by and between Scudder, Stevens & Clark, Inc. and Lincoln Benefit Life Company (filed herewith)

               (3) Participating Contract and Policy Agreement between Scudder Investor Services, Inc. and Lincoln Benefit Financial Services. (filed herewith)

          (f) Form of Participation Agreement among Lincoln Benefit Life Company, Strong Variable Insurance Funds, Inc., Strong Opportunity Fund II, Inc., Strong Capital Management, Inc., and Strong Funds Distributors, Inc. (filed herewith)

          (g) Form of Participation Agreement among T. Rowe Price Equity Series, Inc., T. Rowe Price International Series, Inc., T. Rowe Price Investment Services, Inc., and Lincoln Benefit Life Company (filed herewith)

          (h) Form of Participation Agreement among MFS Variable Insurance Trust, Lincoln Benefit Life Company, and Massachusetts Financial Services Company (filed herewith)

          (i) Fund Participation Agreement between Lincoln Benefit Life Company, Insurance Management Series and Federated Securities Corp. (filed herewith)

     (9)  Other Material Contracts (not applicable)

     (10) Form of Application for Policy (to be filed by pre-effective amendment)

2.   Opinion and Consent of Counsel (to be filed by pre-effective amendment)

3.   All financial statements omitted from the prospectus (not applicable)

4.   Not applicable

5.   Financial Data Schedule (to be filed by pre-effective amendment)

6. Procedures memorandum pursuant to Rule 6e-3(T)(b)(12)(ii) (to be filed by pre-effective amendment)

7.   Actuarial Opinion and Consent (to be filed by pre-effective amendment)

8.   Consent of Independent Accountants (to be filed by pre-effective amendment)

                                      SIGNATURES

     As required by the Securities Act of 1933 and the Investment Company
Act of 1940, the registrant has duly caused this Registration Statement to be signed on its behalf in the City of Lincoln, State of Nebraska, on the __th day of March, 1998.

                    LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT
                              (Registrant)

                    BY: LINCOLN BENEFIT LIFE COMPANY
                              (Depositor)


                    By:
                        --------------------------------------------------------
                    B. Eugene Wraith
                    President and Chief Operating Officer

     As required by the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:



-------------------------
B. Eugene Wraith              President, Chief Operating    March __, 1998
(Principal Executive          Officer and Director
Officer)


-------------------------
Robert E. Rich                Executive Vice President      March __, 1998
                              and Director


-------------------------
Randy J. Von Fumetti          Senior Vice President,        March __, 1998
(Principal Financial          Treasurer and Director
Officer)

-------------------------
Janet P. Anderbery            Vice President                March __, 1998
(Principal Accounting         and Controller
Officer)



-------------------------
Peter H. Heckman              Director                      March __, 1998


-------------------------
William F. Krueger            Director                      March __, 1998


-------------------------
Louis G. Lower, II            Director                      March __, 1998


-------------------------
John J. Morris                Director                      March __, 1998


-------------------------
Douglas F. Gaer               Director                      March __, 1998


-------------------------
Kevin Slawin                  Director                      March __, 1998

-------------------------
Michael J. Velotta            Director                      March __, 1998

-------------------------
Carol S. Watson               Director                      March __, 1998


-------------------------
Patricia W. Wilson            Director                      March __, 1998

                               INDEX TO EXHIBITS
                                      FOR
                       REGISTRATION STATEMENT ON FORM S-6
                   LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT

EXHIBIT NO.
-----------
(1)          Resolution of Board of Directors

(3)(a)       Underwriting Agreement

  (b)        Selling Agreement

  (c)        Schedule of Commissions

(5)          Specimen Policy

(6)          Articles of Incorporation

(7)          Insurance Company Blank Bond

(8)          Fund Participation Agreement

  (a)        -- Janus Aspen Series

  (b)        -- Fidelity Variable Insurance Products Fund

  (c)        -- Fidelity Variable Insurance Products Fund II

  (d)(1)     -- The Alger American Fund

     (2)     -- Service Agreement

  (e)(1)     -- Scudder Variable Life Investment Fund

     (2)     -- Reimbursement Agreement

     (3)     -- Participating Contract and Policy Agreement

  (f)        -- Strong Variable Insurance Funds

  (g)        -- T. Rowe Price Equity Series, Inc.

  (h)        -- MFS Variable Insurance Trust

  (i)        -- Federated Insurance Management Series